As filed with the Securities and Exchange Commission on August 14, 2007

Registration Statement No. 333-144336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

CVD EQUIPMENT CORPORATION

(Name of Small Business Issuer in Its Charter)

New York	3559	11-2621692
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1860 Smithtown Avenue
Ronkonkoma, New York 11779
(631) 981-7081

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’S Principal Executive Offices and Principal Place of Business)

Glen Charles
Chief Financial Officer
1860 Smithtown Avenue
Ronkonkoma, New York 11779
(631) 981-7081

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Irvin Brum, Esq. Adam P. Silvers, Esq. Ruskin Moscou Faltischek, P.C. 1425 RexCorp Plaza, 15th Floor Uniondale, New York 11556 (516) 663-6600	Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1777 Avenue of the Americas New York, New York 10036 212-715-9100

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY CVD EQUIPMENT CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

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Preliminary Prospectus	SUBJECT TO COMPLETION, DATED AUGUST 14, 2007

2,500,000 shares of common stock

$ per share

We are selling 2,500,000 shares of common stock.

Our common stock currently trades on the American Stock Exchange under the symbol “CVV.” On , 2007, the closing price of one share of our common stock was $    . Effective upon the closing of this offering, our common stock will be traded on the NASDAQ Capital Market under the symbol “CVV”, and will cease being traded on the American Stock Exchange.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7. The selling shareholders identified in this prospectus have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock at the public offering price, less the underwriting discount and commissions, solely to cover over-allotment of shares. We will not receive any of the proceeds from the sale of these shares by the selling shareholders.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, to us (before expenses)	$	$

The underwriter expects to deliver the shares of common stock to purchasers on or about , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

C.E. UNTERBERG, TOWBIN

The date of this prospectus is , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

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SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

The prospectus and any prospectus supplement contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” or “may,” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus, could affect us in the future and could cause our results to differ materially from those expressed in ourforward-looking statements. You should read these factors, including the information under “Risk Factors” beginning on page 7, and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to update publicly any of them in light of new information or future events.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes to those statements included in this prospectus. This prospectus contains certain forward-looking statements. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. See “Special Note Regarding Forward-Looking Statements.” Please read “Glossary of Industry Terms” included in this prospectus for definitions of certain terms that are commonly used in our industry.

OUR BUSINESS

We design and manufacture customized state-of-the-art equipment used in the development, design and manufacture of advanced electronic components, materials and coatings for research and industrial applications. We offer a broad range of chemical vapor deposition, gas control and other equipment that is used by our customers to research, design and manufacture semiconductors, solar cells, carbon nanotubes, nanowires, LEDs and MEMS, and industrial coatings, as well as equipment for surface mounting of components onto printed circuit boards. Our proprietary products are generally customized to meet the particular specifications of individual customers. We also offer a number of standardized products that are based on the expertise and know how we have developed in designing and manufacturing our customized products.

Based on our 25 years of industry experience, we provide leading-edge design and manufacturing solutions to our customers. We use our engineering, design and manufacturing expertise to provide technologically advanced equipment that enables laboratory and research scientists to develop the precise processes for the manufacture of next generation semiconductors and other electronic components. We also develop and manufacture production equipment based on our designs. We have built a significant library of design expertise, know-how and innovative solutions to assist our customers in developing these intricate processes. This library of solutions, along with our vertically integrated manufacturing facilities, allows us to provide superior design and manufacturing solutions to our customers on a cost effective basis.

For the three-year period 2004 through 2006, our revenues increased from $9.9 million to $13.4 million, while our net pretax income increased from $196,000 to $897,000. We plan to continue building on this growth through our expanded product offerings, increased marketing efforts, increased foreign sales and through current and expected product developments in our research laboratory.

In the fourth quarter of 2006, we began implementing a strategy to target opportunities in the research and development market, with a focus on higher-growth applications such as carbon nanotubes, nanowires, MEMS and LEDs. To expand our penetration into this market, we are introducing a line of proprietary standardized products and systems initially targeted at this market. Historically, we have manufactured our products for this market on a custom one-at-a-time basis to meet our individual customer’s specific research requirements. Our new proprietary systems leverage the technological expertise that we have developed through designing these custom systems onto a standardized basic core. This core can be easily adapted through a broad array of available add-on options to meet the diverse product and budgetary requirements of the research community. By manufacturing the basic core of these systems in higher volumes, we are able to reduce both the cost and delivery time for our systems. These systems, which we market and sell under the “EasyTube” product line, are sold to researchers at universities and laboratories in the United States and throughout the world.

We also intend to continue growing the sales of our proprietary standard and custom systems by building on the success of our installed customer base of approximately 200 customers to whom we have sold systems within the last three years. Our customer base includes several Fortune 500 companies. Historically, revenues have grown primarily through sales to existing customers with additional capacity needs or other new requirements, as well as to new customers. During the year ended December 31, 2006, over 65% of our revenues were derived from sales to repeat customers. We have generally gained new customers through word of mouth, the movement of personnel from one company to another, and limited print advertising and trade show attendance. We are now increasing the awareness of our company in the marketplace with results from our internal research laboratory, which we established in the third quarter of 2006, as well as improved sales contacts from increased participation in trade shows. We are also in the process of implementing a new Internet advertising strategy, and plan to increase the size of our sales force.

The core competencies we have developed in equipment and software design, as well as in systems manufacturing, are used to engineer our finished products. Our proprietary Windows-based, real-time, software application allows for rapid configuration, and provides our customers with powerful tools to understand, optimize and repeatedly control their processes. Our vertically integrated structure allows us to control the manufacturing process, from bringing raw metal and components into our manufacturing facilities to shipping out finished products. These factors significantly reduce our costs, improve our quality and reduce the time it takes from customer order to shipment of our products.

OUR COMPETITIVE STRENGTHS

We believe we are a leader in the markets we serve as a result of the following competitive strengths:

Technical Expertise.  We have been designing and manufacturing state-of-the-art, innovative and proprietary standard and custom chemical vapor deposition, gas control and related systems for 25 years. We maintain a highly trained team of experienced mechanical, chemical, electrical and software engineers, as well as manufacturing, testing and support personnel. Our engineering group possesses core competencies in product applications, software, system controls, chemical vapor deposition, vacuum systems, ultra-high purity gas and chemical delivery, product heating and process chamber design. We believe this expertise enables us to provide high quality, technically advanced, integrated and innovative solutions to our customers, many of whom are on the leading edge of technology, research and production.

Leveraging our Experience.  We have significantly enhanced our design and manufacturing expertise over the years through the process of responding to customer requests for creative and often unique equipment solutions. The equipment we design and manufacture in response to these customer requests, and the engineering solutions we devise in doing so, remain proprietary to us. We use this equipment and these engineering solutions to improve existing products, develop new products for other customers and as building blocks for our future equipment designs.

Experienced Management Team.  We are led by a highly experienced management team. Our CEO has over 40 years of industry experience, including 25 years with our company. Our three division managers have an average of over 16 years of process and equipment design experience and an average of 12 years with our company or companies whose assets we have acquired.

Vertical Integration.  We employ a vertically integrated structure in our operations, from the design and manufacture of many of the sophisticated components used in our products, to the final assembly of our systems. For example, our machine shop fabricates the frame, sheet metal and machined components that are incorporated into our chemical vapor deposition, gas control systems and reflow ovens. We also manufacture the quartzware utilized in our chemical vapor deposition systems, as well as the quartzware we sell for other customer requirements. All painting, electrical and mechanical assembly and product testing is done by our personnel. Our software engineers and programmers develop the software that runs our products. This vertically integrated structure enables us to customize systems to customer requirements, reduce delivery times of our products, maintain a high level of quality control, reduce the effect of supplier disruptions and deliver a better and lower cost product.

Established and Diversified Customer Base.  We have long-standing relationships with many of our largest customers. In 2006, over 65% of our revenues resulted from sales to repeat customers. We sell to a geographically diverse base of customers across a variety of markets, including leading semiconductor and wafer manufacturers, research laboratories, universities and industrial manufacturers. In 2006, our largest customer accounted for approximately 9% of our revenue and in 2005, no single customer accounted for more than 12% of our revenue. No other customer represented more than 6.8% or 6.5% of our total revenue in 2005 or 2006, respectively. Our largest customer was different in each of these years. We believe that our diverse customer base helps to minimize our exposure to fluctuations in any one geographic location or market.

Proven Acquisition Record.  Over the past eight years, we have developed a successful acquisition program designed to enhance our core competencies and expand our markets and product offerings. To date, we have completed and integrated four acquisitions.

GROWTH STRATEGY

We intend to leverage our competitive strengths with a combination of internal and external growth strategies.

Internal Growth – Our strategy for internal growth includes the following:

Expand our growth opportunities in targeted research and development markets.  With the globalization of the world economy and the establishment or expansion of government and corporate funded research and development laboratories and university research laboratories around the world, we believe that these markets will be a growing source of our revenues in the future.

Increase our revenues from sales of our proprietary standard and custom systems by leveraging our installed customer base.  We presently have an installed customer base of approximately 200 customers to whom we have sold systems within the last three years. We intend to continue to leverage our relationships with our existing customers to maximize system, service and parts revenue from our installed customer base. We intend to accomplish this by meeting the needs of these customers for new and replacement systems as well as additional capacity. This will also include equipment and services needed in connection with customer expansions or relocations throughout the world.

Increase sales through expanded trade show participation, Internet advertising and direct sales contacts.  In order to increase sales globally, we intend to increase the number of trade shows in which we display our products and services, to increase our advertising presence on the Internet and to increase the number of our sales personnel. We believe that a combination of these methods will stimulate awareness of our broad range of product offerings and capabilities.

Enhance customer awareness of the results generated by our research laboratory.  Our research laboratory, together with a number of leading universities with whom we partner, conducts cutting-edge research on the growth of carbon nanotubes and nanowires. The results of this research could have far reaching implications concerning the use and manufacture of carbon nanotubes and nanowires for many markets. We intend to communicate the results of our research through trade shows, research publications and customer visits. By so communicating, we intend to increase awareness of our products and capabilities.

Partner with university research laboratories to capitalize on the emerging nanotechnology opportunity.  The university research community is at the forefront of nanotechnology research, and we are focused on providing state-of-the-art systems to this market that will help bridge the gap between pioneering research and marketable products. To help accomplish this, we have established relationships with companies and research laboratories, such as the University of Cincinnati. Our intention is that together we will leverage our collective expertise in this field, which will allow us to capitalize on commercial opportunities in the future. This relationship has thus far produced leading edge results, including what we believe are the largest carbon nanotube clusters yet developed.

Expand the level of research currently being performed in our research laboratory for applications having near-term requirements.  The research we are performing with carbon nanotubes and nanowires is cutting edge and, we believe, will enable carbon nanotubes and nanowires to be used in a myriad of applications in a production environment. While researchers have envisioned carbon nanotubes and nanowires having applications associated with technologies and products that have yet to be invented, there are many significant applications that are expected to be in use in the near future. For example, near term applications and uses for carbon nanotubes include: water purification systems; sporting goods, body and tank armor; hydrogen storage; sensors for biological and chemical systems; and batteries. According to Dr. Clayton Teague, the director of the National Nanotechology Coordination Office, the United States is the world leader in nanotechnology research and development with a total investment by the federal government of more than $1.0 billion per year.

Increase our paid contract research for nanotechnology applications.  The federal commitment to nanotechnology research alone is currently in excess of $1.0 billion per year. We believe that contract research concerning carbon nanotubes and nanowires, as well as related semiconductor research for government, university and industry is a growing market that we can access. To accomplish this, we intend to leverage our contacts in this market as well as publicize our own laboratory results.

External Growth – We intend to continue to selectively seek strategic growth opportunities through acquisitions and joint ventures. In evaluating these opportunities, our prime objectives include enhancing our core competencies, providing complementary product offerings and technologies, expanding our geographic footprint, improving production efficiencies and increasing our customer base. Over the past eight years, we have developed an acquisition program to accomplish our goals, and have successfully completed and integrated four acquisitions.

THE OFFERING

Common Stock Offered
2,500,000 shares of common stock
Common Stock Outstanding After the Offering
5,835,000 shares of common stock(1)
Use of Proceeds
We intend to use the net proceeds from the offering for working capital and other general corporate purposes, including for possible product or business acquisitions in connection with the planned expansion of our business. See “Use of Proceeds.”
Risk Factors
The securities offered involve a high degree of risk and immediate substantial dilution. You should read carefully the factors discussed under “Risk Factors” beginning on page 7 and the other information included in this prospectus before investing in our securities.
AMEX Trading Symbol
CVV(2)

(1)	The number of shares excludes 248,500 shares of our common stock issuable upon exercise of options outstanding, and 335,250 shares of our common stock available for future grants, under our stock option plans. Unless otherwise indicated, all information in this prospectus assumes that the underwriter’s overallotment option to purchase up to 375,000 shares of common stock is not exercised.
(2)	Effective upon the closing of this offering, our common stock will be traded on the NASDAQ Capital Market under the symbol “CVV,” and will no longer be traded on the American Stock Exhange.

OUR CORPORATE INFORMATION

CVD Equipment Corporation was incorporated in New York in 1982. Our principal executive offices are located at 1860 Smithtown Avenue, Ronkonkoma, New York 11779. Our telephone number is 631-981-7081 and our principal website address is www.cvdequipment.com. The information found on or accessible through our website is not part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated operating data set forth below for the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements and related notes thereto included in this prospectus. We derived the summary consolidated balance sheet data as of December 31, 2004 from our audited consolidated balance sheet not included in this prospectus. The summary consolidated operating data for the six months ended June 30, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2006 and 2007, have been derived from our unaudited consolidated financial statements and related notes thereto included in this prospectus. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands, Except Per Share Data)
Revenues	$9,874	$11,225	$13,356	$6,323	$6,883
Cost of revenue	6,549	7,356	8,672	4,186	4,455
Operating expenses	2,943	3,247	3,681	1,857	2,005
General and administrative	2,252	2,531	2,925	1,460	1,578
Research and development	410	500	513	217	315
Operating income	382	623	1,003	280	423
Net income	71	391	604	136	261
Net income per common share:
Basic	0.02	0.13	0.19	0.04	0.08
Diluted	0.02	0.12	0.19	0.04	0.08
Weighted average shares of common stock outstanding:
Basic	3,039	3,098	3,169	3,135	3,293
Diluted	3,053	3,220	3,264	3,294	3,432

Balance Sheet Data:

	At December 31,			At June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands)
Cash and cash equivalents	$171	$265	$257	$575	$200
Working capital	2,878	3,123	4,151	3,225	4,935
Total assets	11,553	10,910	12,918	12,150	13,505
Total current liabilities	2,713	1,748	2,274	2,765	1,871
Long-term obligations	3,141	2,923	2,777	2,881	3,376
Total shareholders’ equity	$5,699	$6,238	$7,200	$6,504	$7,638

RISK FACTORS

This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes thereto included in those statements, as well as our filings with the Securities and Exchange Commission under the Exchange Act, before you purchase any of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations of financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to our Business and Industry

If demand declines for chemical vapor deposition, gas control and related equipment, or for carbon nanotube and nanowire deposition systems, our financial position and results of operations could be materially adversely affected.

Our products are utilized in the research, development and production of semiconductors and other electronic components such as solar cells, LEDs, carbon nanotubes and nanowires and MEMS, and equipment for surface mounting of components on to printed circut boards. They are also used to reflow solder on printed circuit boards. Revenue from sales of our equipment used for research relating to, and manufacturing of, semiconductor and other electronic components was approximately 74% of our consolidated revenue in the year ended December 31, 2006, and is derived primarily from sales of customized chemical vapor deposition equipment, gas control systems, process equipment suitable for the synthesis of a variety of one-dimensional nanostructures and nanomaterials. A significant part of our growth strategy involves continued expansion of the sales of our products for research and development purposes by companies, university and government-funded research laboratories, as well as for production purposes. The availability of funds for these purposes may be subject to budgetary and political restrictions, as well as cost-cutting measures by manufacturers in the semiconductor and electronics industry.

If the availability of funds for research and development or the demand for capital equipment in the semiconductor and electronics industry declines, the demand for our products would also decline and our financial position and results of operations could be harmed.

The ongoing volatility of the semiconductor and electronics industry may negatively impact our business and results of operations and our corresponding ability to efficiently budget our expenses.

The semiconductor and electronics industry is highly cyclical. The demand for our products and the profitability of our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in:

•	the availability of funds for research and development;
•	global and regional economic conditions;
•	governmental budgetary and political constraints;
•	changes in the capacity utilization and production volume of manufacturers of semiconductors, silicon wafers, solar cells, LEDS surface mount technology and MEMS;
•	the profitability and capital resources of semiconductor and electronics manufacturers; and
•	changes in technology.

For these and other reasons, our results of operations for past periods may not necessarily be indicative of future operating results.

Volatile demand for our products may make it difficult for us to accurately budget our expense levels, which are based in part on our projections of future revenues.

Demand for semiconductor and electronic manufacturing equipment and related consumable products may be volatile as a result of sudden changes in supply and demand, and other factors in the manufacturing processes.

Our orders tend to be more volatile than our revenue, as any change in demand is reflected immediately in orders booked, which are net of cancellations, while revenue tends to be recognized over multiple quarters as a result of procurement and production lead times, and the deferral of certain revenue under our revenue recognition policies. The fiscal period in which we are able to recognize revenue is also at times subject to the length of time that our customers require to evaluate the performance of our equipment. This could cause our quarterly operating results to fluctuate.

When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. During a down cycle, we must be able to make timely adjustments to our cost and expense structure to correspond to the prevailing market conditions. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and the number of our personnel to meet customer demand, which may require additional liquidity. We can provide no assurance, that these objectives can be met in a timely manner in response to changes within the semiconductor and electronics industry cycles. If we fail to respond to these cyclical changes, our business could be seriously harmed.

During the most recent down cycle in the semiconductor and electronics industry in 2001, this industry experienced a significant decrease in capital spending. We do not have long-term volume production contracts with our customers, and we do not control the timing or volume of orders placed by our customers. Whether and to what extent our customers place orders for any specific products, and the mix and quantities of products included in those orders are factors beyond our control. Insufficient orders would result in under-utilization of our manufacturing facilities and infrastructure, and will negatively affect our financial position and results of operations.

The semiconductor and electronics processing equipment industry is competitive and we are relatively small in size and have fewer resources in comparison with many of our competitors.

The semiconductor and electronics processing equipment industry includes large manufacturers with substantial financial, marketing and other resources to develop new products and to support customers worldwide. Our future performance depends, in part, upon our ability to continue to compete successfully worldwide. Some of our competitors are diversified companies that have substantially greater financial resources and more extensive research, engineering, manufacturing, marketing and customer service and support capabilities than we can provide. We face competition from companies whose strategy is to provide a broad array of products, some of which compete with the products and services that we offer, as well as companies, universities and research laboratories that have the capacity to design and build their own equipment internally. These competitors may bundle their products and services in a manner that may discourage customers from purchasing our products. In addition, we face competition from smaller emerging semiconductor and electronics processing equipment companies, whose strategy is to provide a portion of the products and services that we offer at often lower prices than ours, using innovative technology to sell products into specialized markets. Loss of competitive position could impair our prices, customer orders, revenue, gross margin and market share, any of which would negatively affect our financial position and results of operations. Our failure to compete successfully with these other companies would seriously harm our business. There is a risk that larger, better-financed competitors will develop and market more advanced products than those we currently offer, or that competitors with greater financial resources may decrease prices, thereby putting us under financial pressure.

The health and environmental effects of nanotechnology are unknown, and this uncertainty could adversely affect the expansion of our business.

The health effects of nanotechnology are unknown. There is no scientific agreement on the health effects of nanomaterials in general and carbon nanotubes, in particular, but some scientists believe that in some cases, nanomaterials may be hazardous to an individual’s health or to the environment. The science of nanotechnology is based on arranging atoms in such a way as to modify or build materials not made in nature; therefore, the effects are unknown. Future research into the effects of nanomaterials in general, and carbon nanotubes in particular, on health and environmental issues, may have an adverse effect on products incorporating nanotechnology. Since part of our growth strategy is based on sales of research equipment for the production of carbon nanotubes and the sale of such materials, the determination that these materials are harmful could adversely affect the expansion of our business.

Risks Related to Our Company

We may experience increasing price pressure.

Our historical business strategy for many of our products has focused on product performance and customer service rather than on price. As a result of budgetary constraints, many of our customers are extremely price sensitive when purchasing of capital equipment. In addition, in our Conceptronic/Research division, we may face increased pricing pressure on our standardized products from competitors who have or are moving their manufacturing facilities to Asia. If we are unable to realize prices that allow us to continue to compete on the basis of product performance and customer service, our profit margins will be reduced.

We may not be able to keep pace with the rapid change in the technology we use in our products.

We believe that our continued success in the semiconductor and electronics processing equipment industry depends, in part, on our ability to continually improve existing technologies and to develop and manufacture new products and product enhancements on a timely and cost-effective basis. We must be able to introduce these products and product enhancements into the market in a timely manner, in response to customers’ demands for higher-performance research and assembly equipment, customized to address rapid technological advances in capital equipment designs.

Technological innovations are inherently complex, and require long development cycles and appropriate professional staffing. Our future business success depends on our ability to develop and introduce new products (such as our Easy Tube product line sold by our CVD/First Nano division), or new uses for existing products, that successfully address changing customer needs. Our success also depends on our ability to achieve market acceptance of our new products. In order to maintain our success in the marketplace, we may have to substantially increase our expenditures on research and development. If we do not develop and introduce new products, technologies or uses for existing products in a timely manner and continually find ways to reduce the cost of developing and producing them in response to changing market conditions or customer requirements, our business could be seriously harmed.

If any of our customers cancel or fail to accept a large system order, our financial position and results of operations could be materially and adversely affected.

Our backlog, which largely consists of orders for large customized systems that include our chemical vapor deposition equipment and annealing and diffusion furnaces, which are built to client specifications, can have system prices of up to approximately $1.0 million depending on the system configuration, specific options included and any special requirements of the customer. Because all of our backlogged orders are subject to cancellation or delay by the customer, our backlog at any particular point in time is not necessarily representative of actual sales for succeeding periods, nor does our backlog provide any assurance that we will realize a profit from completing these orders. Our financial position and results of operations could be materially and adversely affected should any large system order be cancelled prior to shipment, or not be accepted by the customer due to non-conformity with product specifications or otherwise. Likewise, a significant change in the liquidity or financial position of any of our customers that purchase large systems, could have a material impact on the collectibility of our accounts receivable and our future operating results. Our backlog does not provide any assurance that we will realize a profit from those orders, or indicate in which period revenue will be recognized.

Our success is highly dependent on the technical, sales, marketing and managerial contributions of key individuals, including Leonard A. Rosenbaum, Chairman of the Board of Directors, Chief Executive Officer and President, and we may be unable to retain these individuals or recruit others.

We depend on our senior executives, including Leonard A. Rosenbaum, our Chairman of the Board of Directors, Chief Executive Officer and President, and certain key managers as well as, engineering, research and development, sales, marketing and manufacturing personnel, who are critical to our business. We do not have long-term employment agreements with our key employees. We presently have three separate key person life insurance policies on the life of Leonard A. Rosenbaum, for a total insured amount of $9 million, which may not be sufficient to cover our loss of Mr. Rosenbaum’s services. Furthermore, larger competitors may be able to offer more generous compensation packages to our executives and key employees, and therefore we risk losing key personnel to those competitors. If we were to lose the services of any of our key personnel, our engineering, product development, manufacturing and sales efforts could be slowed. We may also incur increased operating expenses, and be required to divert the attention of our senior executives to search for their replacements. The integration of any new personnel could disrupt our ongoing operations.

We may not be able to hire or retain the number of qualified personnel, particularly engineering personnel, required for our business, which would harm the development and sales of our products and limit our ability to grow.

Competition in our industry for senior management, technical, sales, marketing and other key personnel is intense. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to a lack of capacity to develop and market our products.

In particular, we have, from time to time, experienced difficulty in hiring and retaining skilled engineers with appropriate qualifications to support our growth strategy. Our success depends on our ability to identify, hire, train and retain qualified engineering personnel with experience in equipment design. Specifically, we need to continue to attract and retain mechanical, electrical, software and field service engineers to work with our direct sales force to technically qualify and perform on new sales opportunities and orders, and to demonstrate our products.

The substantial lead-time required for ordering parts and materials may lead to inventory problems.

The lead-time for ordering parts and materials for some of our products can be many months. As a result, we must order some components based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may order more components than we require, which would result in cash flow problems as well as excess or obsolete inventory.

Acquisitions can result in an increase in our operating costs, divert management’s attention away from other operational matters and expose us to other associated risks.

We continually evaluate potential acquisitions of businesses and technologies, and we consider targeted acquisitions that expand our core competencies to be an important part of our future growth strategy. In the past, we have made acquisitions of other businesses with synergistic products, services and technologies, and plan to continue to do so in the future. An example of this is our recent acquisition of the assets of First Nano, Inc. Acquisitions involve numerous risks, which include but are not limited to:

•	difficulties and increased costs in connection with the integration of the personnel, operations, technologies and products of the acquired companies into our existing facilities and operations;
•	diversion of management’s attention from other operational matters;
•	failure to commercialize the acquired technology;
•	the potential loss of key employees of the acquired companies;
•	lack of synergy, or inability to realize expected synergies, resulting from the acquisition;
•	the risk that the issuance of our common stock, if any, in an acquisition or merger could be dilutive to our shareholders;
•	the inability to obtain and protect intellectual property rights in key technologies; and
•	the acquired assets becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired assets.

Our financial position and results of operations may be materially harmed if we are unable to recoup our investment in research and development.

The rapid change in technology in our industry requires that we continue to make substantial investments in research and development and selective acquisitions of technologies and products, in order to enhance the performance and functionality of our product line, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. These efforts include those related to the development of technology for the commercialization of carbon nanotubes. There can be no assurance that revenue from future products or enhancements will be sufficient to recover the development costs associated with such products, enhancements or acquisitions, or that we will be able to secure the financial resources necessary to fund future research and development or acquisitions. Research and development costs are typically incurred before we confirm the technical feasibility and commercial viability of a product, and not all development activities result in commercially viable products. In addition, we cannot ensure that products or enhancements will receive market acceptance, or that we will be able to sell these products at prices that are favorable to us. Our business could be seriously harmed if we are unable to sell our products at favorable prices, or if our products are not accepted by the markets in which we operate.

If third parties violate our proprietary rights, in which we have made significant investments, or accuse us of infringing upon their proprietary rights, such events could result in a loss of value of some of our intellectual property or costly litigation.

Our success is dependent in part on our technology and other proprietary rights. We believe that while patents can be useful and may be utilized by us in the future, they are not always necessary or feasible to protect our intellectual property. The process of seeking patent protection is lengthy and expensive, and we cannot be certain that applications will actually result in issued patents or that issued patents will be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. Instead, we have historically protected our proprietary information and intellectual property such as design specifications, blueprints, technical processes and employee know-how, by limiting access to this confidential information and trade secrets and through the use of non-disclosure agreements. Other companies and individuals, including our larger competitors, may develop technologies that are similar or superior to our technology, or design around the intellectual property that we own or license. Our failure to adequately protect our intellectual property, could result in the reduction or extinguishment of our rights to such intellectual property. We also assert rights to certain trademarks relating to certain of our products and product lines. We have not filed trademark applications to protect such marks with any governmental agency, including, but not limited to the U.S. Patent and Trademark Office. We claim copyright protection for certain proprietary software and documentation, but we have not filed any copyright applications with the U.S. Copyright Office in connection with those works. As a result, we can give no assurance that our trademarks and copyrights will be upheld or successfully deter infringement by third parties.

While patent, copyright and trademark protection for our intellectual property may be important, we believe our future success in highly dynamic markets is most dependent upon the technical competence and creative skills of our personnel. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers, employees and consultants, and through other internal security measures. However, these employees, consultants and third parties may breach these agreements, and we may not have adequate remedies for wrongdoing. In addition, the laws of certain territories in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

Occasionally, we may receive communications from other parties asserting the existence of patent rights or other intellectual property rights that they believe cover certain of our products, processes, technologies or information. If such cases arise, we will evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question on commercially reasonable terms, or defending our position. Nevertheless, we cannot ensure that we will be able to obtain licenses, or if we are able to obtain licenses, that such licenses will be on acceptable terms, or that litigation or other administrative proceedings will not occur. Defending our intellectual property rights through litigation could be very costly. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, our financial position and results of operations could be materially and adversely affected.

Our reputation and operating performance may be negatively affected if our products are not timely delivered.

We provide complex products that often require substantial lead-time for design, ordering parts and materials, and for assembly and installation. The time required to design, order parts and materials and to manufacture, assemble and install our products, may in turn lead to delays or shortages in the availability of some products. If a product is delayed or is the subject of shortage because of problems with our ability to design, manufacture or assemble the product on a timely basis, or if a product or software otherwise fails to meet performance criteria, we may lose revenue opportunities entirely, or experience delays in revenue recognition associated with a product or service. In addition, we may incur higher operating expenses during the period required to correct the problem.

Our lengthy and variable sales cycle may make it difficult to predict our financial results.

The marketing, sale and manufacture of our products, often requires a lengthy sales cycle ranging from several months to over one year before we can complete production and delivery. The lengthy sales cycle makes forecasting the volume and timing of sales difficult, and raises additional risks that customers may cancel or decide not to enter into contracts. The length of the sales cycle depends on the size and complexity of the project, the customer’s in-depth evaluation of our products. and, in some cases, the protractedness of a bidding process. Because a significant portion of our operating expenses are fixed, we may incur substantial expense before we earn associated revenue. If customer cancellations occur, they could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

We anticipate continued growth in our revenues and operations during the next few years. If we fail to manage our growth effectively, we may experience difficulty in filling customer orders, declining product quality, increased costs or other operating challenges.

We anticipate that continued growth of our operations will be required to satisfy our projected increase in demand for our products and to avail ourselves of new market opportunities. The expanding scope of our business and the growth in the number of our employees, customers and products have placed and will continue to place a significant strain on our management, information technology systems, manufacturing facilities and other resources. To properly manage our growth, we may need to hire additional employees, upgrade our existing financial and reporting systems and improve our business processes and controls. We may also be required to expand our manufacturing facilities or add new manufacturing facilities. Failure to effectively manage our growth could make it difficult to manufacture our products and fill orders, as well as lead to declines in product quality or increased costs; any of these would adversely impact our business and results of operations.

Historically, we have only manufactured in unit or small batch quantities. If we receive orders for a large number of our systems, we may not have the internal manufacturing capacity to fill these orders on a timely basis, if at all, and may be forced to subcontract or outsource some of the fabrication of these systems to third parties. We cannot assure you that we will be able to successfully subcontract or outsource the fabrication of our systems at a reasonable cost to us, or that such third parties will adhere to our quality control standards.

Our business might be adversely affected by our dependence on foreign business.

During the year ended December 31, 2006, 31% of our revenues came from foreign exports as compared with 29% for the year ended December 31, 2005.

Because a significant amount of our revenues are derived from international customers, our operating results could be negatively affected by a decline in the economies of any of the countries or regions in which we do business. Each region in the global semiconductor and electronics equipment market exhibits unique characteristics, which can cause capital equipment investment patterns to vary significantly from period to period. Periodic local or international economic downturns, trade balance issues and political instability, as well as fluctuations in interest and currency exchange rates, could negatively affect our business and results of operations.

All of our sales historically have been priced in U.S. dollars. While our business has not been materially affected in the past by currency fluctuations, there is a risk that it may be materially adversely affected in the future. Such risks includes possible losses due to both currency exchange rate fluctuations and from possible social and political instability.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. We have agreements with third parties and make sales in countries known to experience corruption, extortion, bribery, pay-offs, theft and other fraudulent practices. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If our critical suppliers fail to deliver sufficient quantities of quality materials and components in a timely and cost-effective manner, it could negatively affect our business.

We do not manufacture many components used in the production of our products, and consequently, we use numerous unrelated suppliers of materials and components. We generally do not have guaranteed supply arrangements with our suppliers. Because of the variability and uniqueness of our customer’s orders, we try to avoid maintaining an extensive inventory of materials and components for manufacturing. While we are not dependent on any principal or major supplier for most of our material and component needs, switching over to an alternative supplier may take significant amounts of time and added expense, which could result in a disruption of our operations and adversely affect our business.

It is not always practical or even possible to ensure that component parts are available from multiple suppliers; accordingly, we procure some key parts from a single supplier or a limited group of suppliers. During the semiconductor and electronics market peak years, increases in demand for capital equipment resulted in longer lead-times for many important system components, which caused delays in meeting shipments to our customers. The delay in the shipment of even a few systems could cause significant variations in our quarterly revenue, operating results and the market value of our common stock.

We cannot assure you that our financial position and results of operations will not be materially and adversely affected if, in the future, we do not receive in a timely and cost-effective manner a sufficient quantity of quality component parts and materials to meet our production requirements.

We might require additional financing to expand our operations.

We may require additional financing to further implement our growth plans. We cannot assure you any additional financing will be available if and when required, or, even if available, that it would not materially dilute the ownership percentage of the then existing shareholders.

Cost of compliance with Section 404 of the Sarbanes-Oxley Act could adversely affect future operating results, the trading price of our common stock and failure to comply could result in loss of our stock market listing, civil penalties and other liabilities.

Section 404 of the Sarbanes-Oxley Act requires management to certify that it has tested and found the company’s internal controls to be effective. It is also required that the company’s independent auditors attest that such management representations are reasonably founded. The adequacy of internal controls generally takes into consideration that the anticipated benefits of a control should outweigh the cost of that control. Auditing standards related to the internal control requirements of Section 404 of the Sarbanes Oxley Act will significantly increase the cost and time needed to comply with the requirements of Section 404. Based upon the existing deadlines, we must fully comply with all requirements of Section 404 (including provision of an auditor’s attestation report), for our year ending December 31, 2008. Complying with these requirements is very complex, costly and time consuming and, if we are required to comply under the existing regulations, will have a material impact on our operating results. Failure to comply could result in civil penalties, loss of our listing on AMEX (and NASDAQ, subsequent to the closing of the offering), and the imposition of possible litigation.

We face the risk of product liability claims.

The manufacture and sale of our products, which in operation may involve the use of toxic materials and extreme temperatures, involve the risk of product liability claims. For example, our rapid thermal processing systems are used to heat semiconductor materials to temperatures in excess of 1000° Celsius. In addition, a failure of one of our products at a customer site could interrupt the business operations of our customer. Our existing insurance coverage limits may not be adequate to protect us from all liabilities that we might incur in connection with the manufacture and sale of our products if a successful product liability claim or series of product liability claims were brought against us.

We are subject to environmental regulations, and our inability or failure to comply with these regulations could adversely affect our business.

We are subject to environmental regulations in connection with our business operations, including regulations related to the development and manufacture of our products and our customers’ use of our products. Our failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines or the suspension or termination of development, manufacturing or use of certain of our products, or affect the operation of our facilities, use or value of our real property, each of which could damage our financial position and results of operations.

Risks Related to the Securities Offered Pursuant to this Prospectus

Our officers and directors may be able to block proposals for a change in control.

Leonard A. Rosenbaum, our founder, President and Chief Executive Officer and a director, beneficially owns approximately 40.5% of our outstanding common stock, 23.2% after this offering, assuming no exercise of the overallotment option, and our officers and directors as a group beneficially own approximately 48.1% of our outstanding common stock, 27.9% after this offering, assuming no exercise of the overallotment option, as of the date of this prospectus. Due to this concentration of ownership, Mr. Rosenbaum may be able to prevail on all matters requiring a shareholder vote, including:

•	the election of directors;
•	the amendment of our organizational documents; or
•	the approval of a merger, sale of assets or other major corporate transaction.

We do not intend to pay dividends on our common stock. You will realize a return on your investment only if our stock price appreciates and you sell.

Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have never paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition and other factors that our Board of Directors may deem relevant.

Because our common stock has low trading volume and its public trading price has been volatile, you may only be able to resell shares of our common stock at a loss.

During the year ended December 31, 2006, the sale price of our common stock fluctuated between $2.25 and $7.13 per share, with an average monthly trading volume during such period of approximately 350,000 shares, ranging from a low of 49,400 shares in March 2006 to 1,762,900 in December 2006. In addition to general market volatility, many factors may have significant adverse effects on the market price of our stock, including:

•	actual or anticipated variations in quarterly operating results;
•	changes in financial estimates by securities analysts;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
•	issuance of debt or equity securities;
•	new products or services offered by us or our competitors; and
•	other events or factors, many of which are beyond our control.

Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following a period of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.

Shares eligible for sale in the future could negatively effect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock, including sales of shares as a result of this offering, or the perception that these sales may occur. Leonard A. Rosenbaum, our Chairman of the Board, President, and Chief Executive Officer, beneficially owns approximately 40.5% of our outstanding common stock, prior to this offering. In the event Mr. Rosenbaum elects to sell a significant number of these shares on the open market following expiration of his lock-up agreement, our stock price could be negatively affected. This may also make it more difficult to raise funds through the issuance of debt or the sale of equity securities.

Our management will have broad discretion as to the use of proceeds from this offering, and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We might not apply the net proceeds of this offering in ways that you agree, or in ways that increase the value of your investment. We expect to use the proceeds of this offering for general corporate purposes and working capital, research and development and possible future acquisition. See “Use of Proceeds.” We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these proceeds.

USE OF PROCEEDS

In this offering, we estimate that the net proceeds to us from the sale of shares of our common stock will be approximately $, assuming a public offering price of $ per share (the last reported sale price of our common stock on the AMEX on , 2007) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The net proceeds will be used for general corporate purposes. We will have broad discretion as to the use of these proceeds and may apply them to product development efforts, acquisitions or strategic alliances. We have no definitive agreements with respect to future acquisitions or future strategic alliances and have no commitments with respect to these net proceeds.

We will not receive any of the proceeds from the sale of common stock, if any, by the selling shareholders upon the exercise of the underwriter’s overallotment option.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the American Stock Exchange (“AMEX”) under the symbol “CVV.”(1) The following table sets forth, for the periods indicated, the high and low closing prices per share of the common stock as reported on the AMEX.

	High	Low
Fiscal Year 2005
First Quarter ended March 31, 2005	$5.25	$0.91
Second Quarter ended June 30, 2005	6.51	2.04
Third Quarter ended September 30, 2005	4.30	1.90
Fourth Quarter ended December 31, 2005	4.60	2.72
Fiscal Year 2006
First Quarter ended March 31, 2006	4.21	2.80
Second Quarter ended June 30, 2006	4.22	2.80
Third Quarter ended September 30, 2006	3.69	2.25
Fourth Quarter ended December 31, 2006	7.13	3.09
Fiscal Year 2007
First Quarter ended March 31, 2007	6.21	4.90
Second Quarter ended June 30, 2007	8.95	5.25
Third Quarter through August 3, 2007	6.15	4.55

On August 3, 2007, the last sale price of our common stock reported on the AMEX was $6.15 per share. As of August 3, 2007, we had approximately 80 holders of record of our common stock.

DIVIDEND POLICY

We have never paid dividends on our common stock and currently intend to retain any future earnings for use in our business. There can be no assurance that we will ever pay dividends on our common stock. Our dividend policy with respect to our common stock is within the discretion of our Board of Directors, and its policy with respect to dividends in the future will depend on numerous factors including earnings, cash balances, financial requirements and general business conditions.

(1)	Effective upon the closing of this offering, our common stock will be traded on the NASDAQ Capital Market under the symbol “CVV, ” and will no longer be listed on the American Stock Exchange.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007. Our capitalization is presented on an historical basis and on an as-adjusted basis to give effect to the sale of 2,500,000 shares of common stock, based on an assumed public offering price of  per share, as if the offering has been completed as of June 30, 2007 and assuming:

•	the net proceeds of the offering are $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses of $; and
•	the application of the net proceeds of this offering to the uses described in “Use of Proceeds.”

The following data should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	June 30, 2007 (Unaudited)
	Actual	As Adjusted
	(Dollar Amounts In Thousands, Except Per Share Data)
Long-Term Debt, net of current portion	3,376
Shareholders’ Equity
Common stock, par value $0.01 per share, 10,000,000 shares authorized, 3,303,500 shares issued and outstanding	33
Preferred stock, par value $0.01 per share; 500 shares Class A Preferred stock authorized, no shares issued and outstanding; 250 shares Class B Preferred Stock authorized, no shares issued and outstanding

Additional paid-in capital	3,581
Retained earnings	4,023
Total shareholders’ equity	7,637
Total capitalization(1)
Book value per common share	2.31
Diluted book value per common share(2)	2.22

(1)	Includes total shareholders’ equity and long-term indebtedness.
(2)	Includes options, the exercise prices of which were below the market price of the common stock as of June 30, 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated operating data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 from our audited consolidated financial statements. The selected consolidated operating data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements that appear elsewhere in this prospectus. The selected consolidated operating data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements not incorporated into this prospectus. The selected consolidated operating data as and for the six months ended June 30, 2006 and 2007 and the selected consolidated balance sheet data as of June 30, 2006 and 2007 are derived from our unaudited financial statements which appear elsewhere in this prospectus. Our historical results are not necessarily indicative of our results for any future period.

The following selected consolidated financial data should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements (including the related notes thereto) included elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended June 30, (Unaudited)
	2002	2003	2004	2005	2006	2006	2007
	(In Thousands, Except Percentages and Per Share Data)
Operating Data:
Revenues	$9,242	$9,788	$9,874	$11,225	$13,356	6,323	6,883
Gross profit	3,037	2,304	3,325	3,870	4,684	2,136	2,427
Gross profit %	32.9%	23.5%	33.7%	34.5%	35.1%	33.8%	35.3%
Operating expenses	3,370	2,904	2,943	3,247	3,681	1,857	2,005
Operating income (loss)	(334)	(601)	382	623	1,003	280	423
Other income	544	310	26	51	116	87	39
Total other income, (expense) net	432	102	(186)	(167)	(106)	(28)	(66)
Income (loss) before tax (expense) benefit	98	(498)	196	455	897	251	356
Net income (loss)	168	(337)	71	391	604	136	261
Earnings (loss) per share:
Basic earnings (loss) per share	0.06	(0.11)	0.02	0.13	0.19	0.04	0.08
Diluted earnings (loss) per share	0.05	(0.11)	0.02	0.12	0.19	0.04	0.08

	At December 31,					At June 30, (Unaudited)
	2002	2003	2004	2005	2006	2006	2007
	(In Thousands)
Balance Sheet Data:
Cash and cash equivalents	$324	$321	$171	$265	$257	$575	$200
Working capital	3,230	2,857	2,878	3,123	4,151	3,225	4,935
Total assets	11,428	10,325	11,553	10,910	12,918	12,150	13,505
Total current liabilities	1,948	1,360	2,713	1,748	2,274	2,765	1,871
Long-term obligations	3,514	3,336	3,141	2,923	2,777	2,881	3,376
Total shareholders’ equity	$5,965	$5,629	$5,699	$6,238	$7,200	$6,504	$7,638

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following table presents unaudited quarterly financial information for each of the ten quarters ended June 30, 2007. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The operating results are not necessarily indicative of results for any future periods. Quarter-to-quarter comparisons should not be relied upon as indicators of future performance. Our operating results are subject to quarterly fluctuations as a result of a number of factors. See “Risk Factors.”

	For the Quarter Ended
	2005				2006				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(In Thousands, Except Percentages and Per Share Data)
Operating Data:
Revenues	$2,398	$3,009	$2,851	$2,967	$3,211	$3,111	$3,636	$3,398	$3,811	3,071
Gross profit	771	1,214	937	947	1,070	1,066	1,417	1,131	1,256	1,172
Gross profit %	32.2%	40.4%	32.9%	31.9%	33.3%	34.3%	39.0%	33.3%	33.0%	38.2%
Operating expenses	711	799	882	855	915	942	963	861	1,052	953
Operating income	60	415	55	92	155	125	454	270	204	218
Total other income (expense)	(58)	(46)	(31)	(32)	19	(47)	(48)	(30)	(48)	(18)
Income before tax	2	369	24	60	174	77	406	239	156	200
Net income	1	293	35	62	113	23	229	239	96	165
Earnings per share:
Basic earnings per share	—	0.09	0.01	0.03	0.04	0.01	0.07	0.07	0.03	0.05
Diluted earnings per share	—	0.09	0.01	0.02	0.03	0.01	0.07	0.07	0.03	0.05

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes attached hereto. This discussion contains forward-looking statements, which involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Introduction

Our Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) is intended to facilitate an understanding of our business and results of operations. MD&A consists of the following sections:

•	Overview: a summary of our business;
•	Results of Operations: a discussion of operating results;
•	Liquidity and Capital Resources: an analysis of cash flows, sources and uses of cash and financial position;
•	Contractual Obligations and Commercial Commitments;
•	Critical Accounting Policies: a discussion of critical accounting policies that require the exercise of judgments and estimates;
•	Impact of Recently Issued Accounting Pronouncements: a discussion of how we may be affected by recent pronouncements; and
•	Quantitative and Qualitative Disclosures About Market Risk.

Overview

We design and manufacture customized state-of-the-art equipment used in the development, design and manufacture of advanced electronic components, materials and coatings for research and industrial applications. We offer a broad range of chemical vapor deposition, gas control and other equipment that is used by our customers to research, design and manufacture semiconductors, solar cells, carbon nanotubes, nanowires, LEDs and MEMS and industrial coatings, as well as equipment for surface mounting of components onto printed circuit boards. Our proprietary products are customized to meet the particular specifications of individual customers or manufactured as standardized products.

Based on our 25 years of experience, we provide leading-edge design and manufacturing solutions to our customers. We use our engineering, design and manufacturing expertise to provide technologically advanced equipment that enables laboratory and research scientists to develop the precise processes for the manufacture of next generation semiconductors and other electronic components as well as solar and energy applications and industrial applications. We also develop and manufacture production equipment based on our designs. We have built a significant library of design expertise, know-how and innovative solutions to assist our customers in developing these intricate processes. This library of solutions, along with our vertically integrated manufacturing facilities, allows us to provide superior design and manufacturing solutions to our customers on a cost effective basis.

For the three-year period 2004 to 2006, our revenues increased from $9.9 million to $13.4 million while our net pretax income increased from $196,000 to $897,000. We plan to continue building on this growth through expanded product offerings, increased marketing efforts and increased foreign sales as well as through current and expected product developments in our research laboratory.

In the fourth quarter of 2006, we began implementing a strategy to target opportunities in the research and development market, with a focus on higher-growth applications such as carbon nanotubes, nanowires, MEMS and LEDs. Our initial strategy is to introduce a line of proprietary standardized products and systems targeted for this market. Historically, we have manufactured our products for this market on a custom one-at-a-time basis to meet individual customers’ specific research requirements. Our new proprietary systems leverage the technological expertise we have developed through designing these custom systems onto a standardized basic core. This core can be easily adapted through a broad array of available add-on options to meet the diverse product and budgetary requirements of the research community. By manufacturing the basic core of these systems in higher volumes, we are able to reduce both the cost and delivery time for our systems. These systems, which we market and sell under the “EasyTube” product line, are sold to researchers at universities and laboratories in the United States and throughout the world.

Our core competencies in equipment design, as well as in software and systems manufacturing are used to engineer our finished products. Our proprietary Windows-based, real-time software application allows for rapid configuration and provides our customers with powerful tools to understand, optimize and repeatedly control their processes. Our vertically integrated manufacturing process allows us to control the process from the raw material stage, to when we send out finished products. This integrated process significantly reduces our costs, improves our quality and reduces the time it takes to fill and ship a customer’s order.

In the fourth quarter of 2006, we began to broaden our First Nano product line and pursue a significantly larger share of the research and development market with additional equipment platforms under the First Nano EasyTube brand name. We have begun to market, quote and manufacture these products. In July 2007, we shipped the first model of a new series of products intended for the research and development market. We believe we will be successful with the multiple new products to be offered, as their design will be based on building blocks we have used in our previous systems over the years.

To support the increase in our existing product sales and the development and sales of the new First Nano products, we will need to increase our manufacturing capacity, hire additional personnel and expand our advertising, trade show and marketing budgets. Additionally, our First Nano research laboratory is being expanded with both additional laboratory test equipment, and the new First Nano products for demonstration purposes, we believe that this will help us remain in the forefront of carbon nanotube and nanowire research and production.

Operating Divisions

We conduct our operations through three divisions: (1) CVD, including the First Nano product line (“CVD/First Nano”); (2) Stainless Design Concept (“SDC”); and (3) Conceptronic, including the Research International product line (“Conceptronic/Research”). Each division operates on a day-to-day basis with its own operating manager, while product development, sales and administration are managed at the corporate level.

CVD/First Nano is a supplier of state-of-the-art chemical vapor deposition systems for use in the research and development and manufacturing of semiconductors, LEDs, carbon nanotubes, nanowires, solar cells, MEMS and a number of industrial applications. We use our expertise in the design and manufacture of chemical vapor deposition systems to work with laboratory scientists to bring state-of-the-art processes from the research laboratory into production, and to provide production equipment based on our designs.

SDC designs and manufactures ultra-high purity gas and chemical delivery control systems for state-of-the-art semiconductor fabrication processes, LEDs, carbon nanotubes, nanowires, solar cells and a number of industrial applications. Our systems are sold both on a stand-alone basis as well as together with our CVD/First Nano systems. In addition, SDC’s field service group provides our customers with high purity equipment installations, contract maintenance and equipment removal. SDC operates out of a 22,000 square foot facility fitted with Class 10 and Class 100 clean room manufacturing space.

Conceptronic/Research designs and manufactures reflow ovens and rework stations for the printed circuit board assembly and semiconductor packaging industries. Our equipment is designed to melt solder in a controlled process to form superior connections between components, which creates complete electronic circuits for computers and telecommunications systems, as well as for the automotive and defense industries.

We also offer customized products for complex applications within the printed circuit board and other industries that use conveyor-type ovens in heating and drying applications.

Results of Operations

The following table sets forth certain operational data as a percentage of revenue for the periods indicated:

	Years Ended December 31,
	2004	2005	2006
Total revenue	100.0%	100.0%	100.0%
Cost of sales	66.3%	65.5%	64.9%
Gross margin	33.7%	34.5%	35.1%
Selling, general and administrative expenses	29.8%	28.9%	27.6%
Operating income	3.9%	5.5%	7.5%
Interest and other income (expense), net	1.9%	1.5%	0.8%
Income before income taxes	2.0%	4.1%	6.7%
Income tax (expense)	1.3%	0.6%	2.2%
Net income	0.7%	3.5%	4.5%

Three and Six Months Ended June 30, 2007 compared to Three and Six Months Ended June 30, 2006

Revenue

We recognize revenues and income using the percentage-of-completion method for custom production-type contracts while revenues from other products are recorded when such products are accepted and shipped. Revenues on custom production-type contracts are recorded on the basis of our estimates of the percentage-of-completion of individual contracts, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Under this method, revenues are recognized based on costs incurred to date compared with total estimated costs.

The following table illustrates revenue by division for the three and six months ended June 30, 2006 and 2007.

	Three Months Ended June 30,				Six Months Ended June 30,
	2006	2007	Increase/ (Decrease)%		2006	2007	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/ First Nano	$1,676	$1,773	$97	5.8%	$3,539	$3,886	$347	9.8%
SDC	833	804	(29)	(3.5)	1,517	1,627	110	7.3
Conceptronic/Research	781	613	(168)	(21.5)	1,580	1,544	(36)	(2.3)
Eliminations	(179)	(119)	60		(313)	(174)	139
Total revenue	$3,111	$3,071	$(40)	(1.3%)	$6,323	$6,883	$560	8.9%

Revenue for the three and six month periods ended June 30, 2007 was approximately $3,071,000 and $6,883,000 respectively, compared to approximately $3,111,000 and $6,323,000, respectively, for the three month and six month periods ended June 30, 2006. This represents a decrease of 1.3% for the comparable three month period and an 8.9% increase for the comparable six month period. While demand for our customized CVD systems and equipment provided by the First Nano product line remains strong, revenues for the current three and six month period were increasingly impacted during the periods by our decision to utilize some of our manufacturing resources towards broadening the First Nano product line, which we anticipate will add to our long-term growth and profitability.

Gross Profit

Gross profit is the difference between revenue and cost of goods sold. Cost of goods sold consists of purchased material, labor and overhead to manufacture equipment or spare parts, cost of service, as well as factory and field support to customers under warranty. It also includes installation and paid service calls.

The following table illustrates our gross profit by division for the three and six months ended June 30, 2006 and 2007:

	Three Months Ended June 30,				Six Months Ended June 30,
	2006	2007	Increase/ (Decrease)%		2006	2007	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/ First Nano	$771	$792	$21	2.7%	$1,644	$1,665	$21	1.3%
SDC	195	234	39	20.0	264	397	133	50.4
Conceptronic/Research	100	146	46	46.0	228	365	137	60.1
Total	$1,066	$1,172	$106	9.9%	$2,136	$2,427	$291	13.6%
Gross Margin	34.3%	38.1%			33.8%	35.3%

We generated gross profits of approximately $1,172,000 and $2,427,000 resulting in gross profit margins of 38.1% and 35.3% for the three and six months ended June 30, 2007, respectively, compared to gross profits of approximately $1,066,000 and $2,136,000 resulting in gross profit margins of 34.3% and 33.8% for the three and six months ended June 30, 2006 respectively. The increase is primarily attributable to the gross profit margins related to the product mix comprising our sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the cost of employees, consultants and contractors, as well as facility costs, sales commissions, marketing expenses, legal and accounting fees and marketing expenses.

The following table illustrates our selling, general and administrative expenses for the three and six months ended June 30, 2006 and 2007:

	Six Months Ended June 30,				Three Months Ended June 30,
	2006	2007	Increase/ (Decrease)%		2006	2007	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/ First Nano	$471	$486	$15	3.2%	$908	$990	$82	9.0%
SDC	178	229	51	28.7	333	443	110	33.0
Conceptronic/Research	293	238	(55)	(18.8)%	616	572	(44)	(7.1)%
Total	$942	$953	$11		$1,857	$2,005	$148
As a Percentage of Revenue	30.3%	31.0%			29.4%	29.1%

Total selling, general and administrative expenses as a percentage of revenue was 29.1% for the six months ended June 30, 2007 as compared to 29.4% for the six months ended June 30, 2006. This decrease was primarily attributable to the higher revenues for the six months ended June 30, 2007 being partially offset by a combination of an increase in trade show expenses, increased payroll and benefit costs, increased general insurance and utility costs.

Total selling, general and administrative expenses as a percentage of revenue was 31.0% for the three months ended June 30, 2007 as compared to 30.3% for the three months ended June 30, 2006. This increase was primarily attributable to an increase in payroll and benefit costs, increased general insurance and utility costs partially offset by a decrease in sales commissions. Sales concluded in the current period were primarily by our direct sales personnel and therefore were not subject to outside sales commissions.

Operating Income

Operating income was $218,000 and $423,000 for the three and six months ended June 30, 2007, respectively. This represents an increase of 74.4% and 51.1% compared to operating income of $125,000 and $280,000 for the three and six month periods ended June 30, 2006, respectively.

Other Income

Other income during the three months ended June 30, 2007 was approximately $34,000 compared to $11,000 for the three months ended June 30, 2006. This was primarily the result of the receipt of $28,000 which was previously written off as uncollectible in 2004.

Other income during the six months ended June 30, 2007 was approximately $39,000 compared to approximately $87,000 for the six months ended June 30, 2006. This was the result of the receipt of $70,000 during the three months ended March 31, 2006 which was previously written off as uncollectible in 2004.

Income Tax Provision

For the three and six months ended June 30, 2007, we recorded a current income tax expense of approximately $74,000 and $192,000, respectively, that was reduced by a deferred tax benefit of approximately $39,000 and $97,000, respectively.

2006 compared to 2005

Revenue

The following table illustrates our revenue by division for the years ended December 31, 2005 and 2006:

	Years Ended December 31,
	2005	2006	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/First Nano	$4,589	$6,903	$2,314	50.4%
SDC	3,034	3,650	616	20.3%
Conceptronic/Research	4,611	3,387	(1,224)	(26.5%)
Eliminations	(1,009)	(584)	425
Revenues	$11,225	$13,356	$2,131	19.0%

Overall growth in revenue in 2006 was 19%, an increase of $2.1 million from 2005. This growth in revenue is primarily due to the continuing increase in demand for our customized chemical vapor deposition equipment from our CVD/First Nano division, including sales of equipment from our First Nano product line which we acquired in May 2005, and gas and chemical delivery systems from our SDC division.

The decrease in revenue of our Conceptronic/Research division was due primarily to increased competition and price pressures resulting from new manufacturers based in the Far East as well as the shifting of our competitors domestic manufacturing facilities to the Far East, with the resulting cost reductions and lower selling prices of competitive products.

Gross Profit

The following table illustrates our gross profit by division for the years ended December 31, 2005 and 2006:

	Years Ended December 31,
	2005	2006	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/First Nano	$1,936	$2,960	$1,024	52.9%
SDC	577	935	358	62.0%
Conceptronic/Research	1,357	789	(568)	(41.9%)
Total	$3,870	$4,684	$814	21.0%
Gross Margin	34.5%	35.1%

Our gross profit in 2006 was $4.7 million, an increase of $0.8 million, or 21% over our gross profit of $3.9 million for 2005. Increased revenues primarily drove the increase. Gross margin was 35.1% in 2006 compared to 34.5% during the prior year. We have continued to achieve higher gross margins over the last three years, primarily as a result of our ability to spread our fixed costs over increased revenues.

Selling, General and Administrative Expenses

The following table illustrates our selling, general and administrative expenses by division for the years ended December 31, 2005 and 2006:

	Years Ended December 31,
	2005	2006	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/First Nano	$1,255	$1,764	$509	40.6%
SDC	684	719	35	5.1%
Conceptronic/Research	1,308	1,198	(110)	(8.4%)
Total	$3,247	$3,681	$434	13.4%
As a Percentage of Revenue	28.9%	27.6%

Total selling, general and administrative expenses as a percentage of revenue decreased to 27.6% in 2006 from 28.9% in 2005, as a result of higher revenues. The increase of $0.4 million over 2005 was due primarily to a combination of increased payroll and benefit costs, in addition to increased general insurance and utility costs.

Other Income

Other income for 2006 increased by $65,000 or 127%, from $51,000 in 2005, primarily due to the receipt of $92,400, which was previously written off as uncollectible.

Income Tax Provision

As of December 31, 2006, we had approximately $40,000 and $277,000 remaining of our federal and state net operating loss carryforwards, respectively. In 2006, we recorded an income tax expense of $293,000, which was reduced by using $49,000 of available net operating losses. This resulted in an effective tax rate for 2006 of 32.6%. Our future effective income tax rate depends on various factors, such as recognizing certain items as income and expenses for financial statement purposes versus tax purposes, the level of expenses that are not deductible for tax purposes, changes in our deferred tax assets and liabilities, tax legislation and the effectiveness of our tax planning strategies.

2005 compared to 2004

Revenue

The following table illustrates our revenue by division for the year ended December 31, 2004 and 2005:

	Years Ended December 31,
	2004	2005	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/First Nano	$2,885	$4,589	$1,704	59.1%
SDC	2,843	3,034	191	6.7%
Conceptronic/Research	4,948	4,611	(337)	(6.8%)
Eliminations	(802)	(1,009)	(207)
Revenues	$9,874	$11,225	$1,351	13.7%

Total revenue for 2005 was $11.2 million, an increase of almost $1.4 million, or 13.7%, from $9.9 million for 2004. This was due primarily to the increase in demand for customized chemical vapor deposition equipment from our CVD/First Nano division, including the introduction of the First Nano product line, and chemical delivery systems from our SDC division.

The decrease in revenue of our Conceptronic/Research division was due primarily to increased competition and price pressures resulting from new manufacturers based in the Far East as well as the shifting of our competitors domestic manufacturing facilities to the Far East, with the resulting cost reductions and lower selling prices of competitive products.

Gross Profit

The following table illustrates our gross profit by division for the years ended December 31, 2004 and 2005:

	Years Ended December 31,
	2004	2005	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/First Nano	$959	$1,936	$977	101.9%
SDC	836	577	(259)	(31.0%)
Conceptronic/Research	1,530	1,357	(173)	(11.3%)
Total	$3,325	$3,870	$545	16.4%
Gross Margin	33.7%	34.5%

Our gross profit was $3.9 million in 2005, an increase of 16% compared to a gross profit of $3.3 million for 2004. The gross margin of the CVD/First Nano division increased to 42% for 2005 compared to 33% in 2004. This increase was attributed to the division's ability to spread our fixed costs over greater revenues, as well as our continuous efforts to reduce variable costs. The gross margin of the Conceptronic/Research division decreased slightly, while the gross margin of the SDC division decreased to 19.0% from 29.4% as a result of an unusually high cost of materials required for certain projects completed during 2005.

Selling, General and Administrative Expenses

The following table illustrates our selling, general and administrative expenses by division for the year ended December 31, 2004 and 2005:

	Years Ended December 31,
	2004	2005	Increase/ (Decrease)%
	(In Thousands, Except Percentages)
CVD/First Nano	$944	$1,255	$311	32.9%
SDC	641	684	43	6.7%
Conceptronic/Research	1,358	1,308	(50)	3.7%
Total	$2,943	$3,247	$304	10.3%
As a percent of revenue	29.8%	28.9%

Total selling, general and administrative expenses increased by $300,000 to $3.2 million in 2005, as compared to $2.9 million in 2004. This was primarily due to a combination of increased payroll and benefit costs, as well as increased general insurance and utility costs.

Other Income

Other income for the year ended December 31, 2005 was approximately $51,000 which represented miscellaneous sources of revenue earned by the company, including sale of scrap metal and parking space rental.

Income Tax Provision

Our income tax provision was reduced by $60,000 in 2005 from 2004. This reduction was primarily attributable to the timing of recognition of revenue, which may be different for tax purposes as compared to financial statement purposes.

Liquidity and Capital Resources

June 30, 2007

As of June 30, 2007, we had aggregate working capital of approximately $4.9 million as compared to almost $4.2 million at December 31, 2006, an increase of $784,000. This increase was primarily due to $585,000 being reclassified from short term borrowing to long term as a result of the new three year Revolving Credit Agreement in addition to increases in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $1,070,000 and inventories of $199,000 partially offset by a decrease in accounts receivable of $891,000.

Accounts receivable, net of allowance for doubtful accounts as of June 30, 2007 was approximately $1.5 million as compared to $2.4 million as of December 31, 2006, a decrease of approximately $891,000. This decrease is primarily attributable to timing of shipments and customer payments.

Inventories as of June 30, 2007 were approximately $2.9 million, as compared to approximately $2.7 million as of December 31, 2006, an increase of $199,000 or 7.4%. Work-in-process remained the major component of our inventory.

We maintained a revolving line of credit with a bank permitting us to borrow on a revolving basis amounts up to $1,250,000. This line of credit was terminated as of June 1, 2007.

As of June 1, 2007, we entered into a new $2 million three-year revolving credit facility with the same bank. Interest on the unpaid principal balance on this facility accrues at either (i) LIBOR plus 2.5%, or (ii) the bank’s Prime Rate plus .25%. Borrowings under the facility are secured by substantially all of our personal property. As of June 30, 2007, $585,000 was outstanding on this facility.

We also had an equipment line of credit of $250,000 with the same bank through which we were permitted to borrow up to 100% of the purchase price of equipment. This line of credit was discontinued with the inception of the $2 million three year revolving credit facility noted above.

The table below provides selected consolidated cash flow information for the periods indicated:

	Six Months Ended June 30,
	2006	2007
	(In Thousands)
Net cash provided by (used in) operating activities	28	(163)
Net cash used in investing activities	(191)	(375)
Net cash provided by financing activities	472	480

Cash Flows from Operating Activities

Cash used in our operating activities was $163,000 during the six months ended June 30, 2007 compared to $28,000 provided for during the six months ended June 30, 2006. Net cash used in our six months ended June 30, 2007 operating activities consisted of cash provided by net income of $261,000 and $198,000 of non-cash expense adjustments (including $212,000 of depreciation and amortization and $85,000 of stock based compensation less $97,000 of deferred taxes and a $2,000 reduction in the reserve for doubtful accounts) offset by net changes in operating assets and liabilities. The net changes in operating assets and liabilities using cash was primarily an increase in costs in excess of billings on uncompleted contracts less the cash that was provided by a decrease in accounts receivable, inventories and deferred revenue.

Cash Flows from Investing Activities

We used $375,000 of cash during the six months ended June 30, 2007 primarily to purchase capital equipment used in our machine shop. This compares to $191,000 of cash primarily used to design our proprietary software application process during the six months ended June 30, 2006.

Cash Flows from Financing Activities

Cash provided by our financing activities was $480,000 during the six months ended June 30, 2007. This consisted primarily of $375,000 of net borrowings on our revolving line of credit, $91,000 from the exercise of stock options and $140,000 received from an equipment loan, which was partially offset by $126,000 paid on long-term debt.

This compares to $472,000 of cash provided by financing activities during the six months ended June 30, 2006 which consisted of $440,000 of net short-term bank borrowings plus $115,000 received from an equipment loan and $44,000 from the exercise of stock options which was partially offset by $127,000 paid on long-term debt.

December 31, 2006

As of December 31, 2006, we had available cash and cash equivalents of $257,000 compared to $265,000 as of December 31, 2005. Our working capital increased by over $1.1 million to almost $4.2 million as of

December 31, 2006 compared to $3.1 million at December 31, 2005. The increase in working capital was primarily a result of $604,000 of net income increased by certain non-cash charges, including $358,000 of amortization and depreciation and $440,000 of other non-cash expenses, plus $188,000 of net cash raised from the exercise of stock options, less $238,000 of capital expenditures and $230,000 of payments of long-term debt.

Accounts receivable, net of allowance for doubtful accounts increased by approximately $483,000 or 25.5% at December 31, 2006 to $2.4 million compared to $1.9 million at December 31, 2005. This increase is primarily attributable to timing of shipments and customer payments.

In July 2006, we sold equipment to a customer for a purchase price of 104,482 shares of common stock. Between December 1, 2007 and March 12, 2008, we have the option to demand that the customer make a cash payment of $251,130, the original purchase price of the equipment, in exchange for the return of those shares. The customer's obligation to make the payment upon our exercise of the option is secured by a perfected lien upon the purchased equipment and the pledged common stock. This transaction is reflected on our balance sheet as an investment.

Inventory as of December 31, 2006 was approximately $2.7 million, representing an increase of approximately $637,000 or 30.8% over the inventory balance of $2.1 million as of December 31, 2005. The increase in inventory was comprised primarily of an increase in work-in-process of approximately $662,000. The build-up of work-in-process is indicative of an increase in orders that we are experiencing in addition to our transition to building a more standardized product line in order to reduce the time needed to fill a customer's order. Custom orders still comprise a majority of our revenues.

In 2006, our credit line with a bank, which permitted us to borrow on a revolving basis, was amended to reflect an increase in the amount we are permitted to borrow from $1 million to $1.25 million. As of December 31, 2006, the outstanding balance on this facility was $210,000 as compared to $100,000 at December 31, 2005. This line of credit was terminated as of June 1, 2007 upon the entry into our new $2 million, three year revolving credit facility.

We also had a $250,000 line of credit available for equipment purchases from the same bank permitting us to borrow up to 100% of the purchase price of such equipment. The amount borrowed was immediately converted into a five-year term loan bearing interest at the bank's prime rate plus 1.25%. As of December 31, 2006, there was approximately $77,000 outstanding on this facility. Borrowings under this facility were collateralized by the equipment purchased. This facility was discontinued with the entry into our new $2 million revolving credit facility.

The table below provides selected consolidated cash flow information for the periods indicated:

	Years Ended December 31,
	2004	2005	2006
	(In Thousands)
Net cash (used in) provided by operating activities	$(490)	$1,395	$71
Net cash used in investing activities	(351)	(486)	(239)
Net cash provided by (used in) financing activities	690	(815)	160

Cash Flows from Operating Activities

Cash provided by our operating activities was $71,000 in 2006, compared to $1.4 million of cash provided by such activities during 2005 and $490,000 of cash used in 2004. Cash provided by our 2006 operating activities consisted of $604,000 of net income, $798,000 of non-cash expense adjustments (including $358,000 of depreciation and amortization, $169,000 of stock-based compensation and $272,000 of deferred taxes). These changes were offset by net changes in operating assets and liabilities. The cash used in the net changes in operating assets and liabilities was primarily used for an increase in accounts receivable of $482,000, an increase in investments of $251,000 and an increase in inventory of $552,000. In 2005, the $1.4 million of cash provided was primarily due to a decrease in both accounts receivable and costs in excess of billings on uncompleted contracts. In 2004, cash was used as a result of an increase of both accounts receivables and costs in excess of billings on uncompleted contracts.

Cash Flows from Investing Activities

We used $239,000 of cash in 2006 primarily to purchase equipment used in the machine shop and to purchase research and development equipment. This compares to $486,000 and $351,000 of cash primarily used in 2005 and in 2004, respectively, to design our proprietary software application process. Due to our decision in the fourth quarter in 2006 to broaden our First Nano EasyTube product line to pursue a significantly larger share of the research and development market for our products, we anticipate that our future outlays of cash for investing activities will increase.

Cash Flows from Financing Activities

Cash provided by our financing activities was $160,000 in 2006, consisting primarily of $188,000 from the exercise of stock options, $112,000 of net short-term bank borrowings on a line of credit and $90,000 received from an equipment loan. This was partially offset by $230,000 paid on long-term debt. This compares to $815,000 of cash used in financing activities in 2005 primarily by the reduction of net short-term debt of $750,000 and the payment of long-term debt in the amount of $213,000 which was partially offset by $148,000 of cash received from the exercise of stock options. In 2004, cash provided by financing activities was $690,000, primarily as a result of an increase in short-term debt of $850,000, less payments of long-term debt of $160,000.

Contractual Obligations and Commercial Commitments

We had the following contractual obligations and commercial commitments as of December 31, 2006:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In Thousands)
Building Mortgages	$2,886	$169	$1,130	$375	$1,212
Equipment Leases	117	56	37	24	0
Total contractual obligations	$3,003	$225	$1,167	$399	$1,212

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements as defined under the applicable regulations of the Securities and Exchange Commission (the “SEC”).

Critical Accounting Policies

The MD&A discusses our consolidated financial statements that have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as revenues on long-term contracts recognized on the percentage-of-completion method, allowances for doubtful accounts, depreciation and amortization, tax provisions and product warranties.

A critical accounting policy is one that is both important to the presentation of our financial position and results of operations, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue and Income Recognition. We recognize revenues and income using the percentage-of-completion method for custom production-type contracts while revenues from other products are recorded when such products are accepted and shipped. Profits on custom production-type contracts are recorded on the basis of our estimates of the percentage-of-completion of individual contracts, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Under this method, revenues are recognized based on costs incurred to date compared with total estimated costs.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed.

The liability, “Billings in excess of costs on uncompleted contracts,” represents amounts billed in excess of revenues earned.

Inventory Valuation. We value our inventory at the lower of cost (determined on the first-in, first-out method) or market. We regularly review inventory quantities and record a write-down for excess and obsolete inventory. The write-down is primarily based on historical inventory usage adjusted for expected changes in product demand and production requirements.

Deferred Tax Asset and Liability. Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statements and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax assets and liabilities. A valuation allowance is not considered necessary by management since it is more likely than not that the deferred tax asset will be realized. An allowance may be necessary in the future based on changes in economic conditions.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is based on historical experience, credit evaluations, specific customer collection history and any customer-specific issues we have identified. Since a significant portion of our revenue is derived from the sale of high-value systems, a significant dollar portion of our accounts receivable is often concentrated in a relatively small number of customers. A significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivable and our future operating results.

Product Warranty. We provide a limited warranty, generally for 12 months, to our customers. While our warranty costs have historically been within our expectations and we believe that the amounts accrued for warranty expenditures are sufficient for all systems sold through December 31, 2006, we cannot guarantee that we will continue to experience a similar level of predictability with regard to warranty costs. In addition, technological changes or previously unknown defects in raw materials or components may result in more extensive and frequent warranty service than anticipated, which could result in an increase in our warranty expense.

Impact of Recently Issued Accounting Pronouncements

In February 2006, the Financial Accounting Standards Boards (‘FASB’) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB No. 133, Accounting for Derivative Instruments and Hedging Activities, and FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB No. 155 provides the framework for fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, as well as establishing a requirement to evaluate interests in securitized financial assts to identify interests. FASB No. 155 further amends FASB No. 140 to eliminate the prohibition on a qualifying special purpose entity's holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The guidance in FASB No.155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB No. 133 and which concentrations of credit risk in the form of subordination are not embedded derivatives. This Statement is effective for financial instruments acquired or issued after the beginning of an entity's first year that begins after September 15, 2006. FASB No. 155 is not expected to have a material impact on our consolidated financial statements.

In March 2006, FASB issued Statement No. 156 (‘FASB No. 156’), Accounting for the Servicing of Financial Assets, an amendment of FASB Statement No. 140. FASB No. 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset occurs by entering into a service contract. FASB No.156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or the fair market value method. FASB No. 156 is effective at the beginning of the first year that begins after September 15, 2006. FASB No. 156 is not expected to have a material effect on our consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for the uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Interpretation No. 48 is not expected to have a material impact on our consolidated financial statements.

In September 2006, FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The other accounting pronouncements affected include Statements No. 107, Disclosures about Fair Value of Financial Instruments; No. 115, Accounting for Certain Investments; No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations; No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement No. 157 is effective for financial statements issued for fiscal years ending after November 15, 2007 and interim periods within those fiscal years. Statement No. 157 is not expected to have a material impact on our consolidated financial statements.

In February 2007, FASB issued Statement No. 159 (“FASB 159”), The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The measurement option is applied to:

•	Recognized financial assets and financial liabilities except for:
•	An investment in a subsidiary that the entity is required to consolidate.
•	An interest in a variable interest entity that the entity is required to consolidate.
•	Employees' and plans' obligations for pension benefits, other postretirement benefits, post-employment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements.
•	Financial assets and financial liabilities recognized under leases as defined in FASB Statement No. 13, Accounting for Leases.
•	Deposit liabilities, withdrawable on demand, of banks, savings and loan associates, credit unions, and other similar depository institutions.
•	Financial instruments that are in whole, or in part, classified by the user as a component of shareholders' equity.
•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments.
•	Nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services.
•	Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument.

The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments other wise accounted for by the equity method.
•	Is irrevocable (unless a new election date occurs).
•	Is applied only to entire instruments and not to portions of instruments.

The Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. FASB 159 is not expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Currently, we have no exposure to foreign currency risk as all our sales transactions, assets and liabilities are denominated in the U.S. dollar.

Interest Rate Risk

Our exposure to interest rate risk is limited to interest earned from our money market accounts and our interest expense on short-term and long-term borrowings. Currently, this exposure is not significant. Substantial increases in short-term and long-term borrowings to fund growth or make investments, combined with actual changes in interest rates could adversely affect our future results of operations.

OUR BUSINESS

We design and manufacture customized state-of-the-art equipment used in the development, design and manufacture of advanced electronic components, materials and coatings for research and industrial applications. We offer a broad range of chemical vapor deposition, gas control and other equipment that is used by our customers to research, design and manufacture semiconductors, solar cells, carbon nanotubes, nanowires, LEDs and MEMS, and industrial coatings, as well as equipment for surface mounting of components onto printed circuit boards. Our proprietary products are generally customized to meet the particular specifications of individual customers. We also offer a number of standardized products that are based on the expertise and know how we have developed in designing and manufacturing our customized products.

Based on our 25 years of experience, we provide leading-edge design and manufacturing solutions to our customers. We use our engineering, design and manufacturing expertise to provide technologically advanced equipment that enables laboratory and research scientists to develop the precise processes for the manufacture of next generation semiconductors and other electronic components. We also develop and manufacture production equipment based on our designs. We have built a significant library of design expertise, know-how and innovative solutions to assist our customers in developing these intricate processes. This library of solutions, along with our vertically integrated manufacturing facilities, allows us to provide superior design and manufacturing solutions to our customers on a cost effective basis.

For the three-year period 2004 through 2006, our revenues increased from $9.9 million to $13.4 million, while our net pretax income increased from $196,000 to $897,000. We plan to continue building on this growth through our expanded product offerings, increased marketing efforts, increased foreign sales and through current and expected product developments in our research laboratory.

In the fourth quarter of 2006, we began implementing a strategy to target opportunities in the research and development market, with a focus on higher-growth applications such as carbon nanotubes, nanowires, MEMS and LEDs. To expand our penetration into this market, we are introducing a line of proprietary standardized products and systems initially targeted at this market. Historically, we have manufactured our products for this market on a custom one-at-a-time basis to meet our individual customer’s specific research requirements. Our new proprietary systems leverage the technological expertise that we have developed through designing these custom systems onto a standardized basic core. This core can be easily adapted through a broad array of available add-on options to meet the diverse product and budgetary requirements of the research community. By manufacturing the basic core of these systems in higher volumes, we are able to reduce both the cost and delivery time for our systems. These systems, which we market and sell under the “EasyTube” product line, are sold to researchers at universities and laboratories in the United States and throughout the world.

We also intend to continue growing the sales of our proprietary standard and custom systems by building on the success of our installed customer base of approximately 200 customers to whom we have sold systems within the last three years. Our customer base includes several Fortune 500 companies. Historically, revenues have grown primarily through sales to existing customers with additional capacity needs or other new requirements, as well as to new customers. During the year ended December 31, 2006, over 65% of our revenues were derived from sales to repeat customers. We have generally gained new customers through word of mouth, the movement of personnel from one company to another, and limited print advertising and trade show attendance. We are now increasing the awareness of our company in the marketplace with results from our internal research laboratory, which we established in the third quarter of 2006, as well as improved sales contacts from increased participation in trade shows. We are also in the process of implementing a new Internet advertising strategy, and plan to increase the size of our sales force.

The core competencies we have developed in equipment and software design, as well as in systems manufacturing, are used to engineer our finished products. Our proprietary Windows-based, real-time, software application allows for rapid configuration, and provides our customers with powerful tools to understand, optimize and repeatedly control their processes. Our vertically integrated structure allows us to control the manufacturing process, from bringing raw metal and components into our manufacturing facilities to shipping out finished products. These factors significantly reduce our costs, improve our quality and reduce the time it takes from customer order to shipment of our products.

OPERATING DIVISIONS

We conduct our operations through three divisions: (1) CVD, including the First Nano product line (“CVD/First Nano”); (2) Stainless Design Concept (“SDC”); and (3) Conceptronic, including the Research International product line (“Conceptronic/Research”). Each division operates on a day-to-day basis with its own operating manager, while product development, sales and administration are managed at the corporate level.

CVD/First Nano is a supplier of state-of-the-art chemical vapor deposition systems for use in the research, development and manufacturing of semiconductors, LEDs, carbon nanotubes, nanowires, solar cells and a number of industrial applications. We utilize our expertise in the design and manufacture of chemical vapor deposition systems to work with laboratory scientists to bring state-of-the-art processes from the research laboratory into production, as well as to provide production equipment based on our designs.

SDC designs and manufactures ultra-high purity gas and chemical delivery control systems for state-of-the-art semiconductor fabrication processes, LEDs, carbon nanotubes, nanowires, solar cells and a number of industrial applications. Our systems are sold on a stand-alone basis, as well as together with our CVD/First Nano systems. In addition, SDC’s field service group provides our customers with ultra-high purity equipment installations, contract maintenance and equipment removal. SDC operates out of a 22,000 square foot facility fitted with Class 10 and Class 100 clean room manufacturing space located in Saugerties, New York.

We believe that SDC’s gas management systems and application-specific chemical delivery control systems are among the most advanced available. We further believe that SDC is differentiated from our competitors, through our intimate understanding of how the systems in which our products are incorporated are actually used in field applications. We have gained this understanding as a result of having designed and built complex process gas systems for CVD/First Nano, as well as for many of the world’s leading semiconductor manufacturers, research laboratories and universities.

Conceptronic/Research designs and manufactures reflow ovens and rework stations for the printed circuit board assembly and semi-conductor packaging industries. Our equipment is designed to melt solder in a controlled process to form superior connections between components. This, in turn, creates complete electronic circuits for computers and telecommunications systems, as well as for the automotive and defense industries.

To address pricing pressure in what is now a mature industry for standardized reflow ovens, we have began to offer customized products for complex heating and drying applications. We expect that this will maintain and potentially improve our future profit margins in this product line.

OUR COMPETITIVE STRENGTHS

We believe we are a leader in the markets we serve as a result of our following competitive strengths:

Technical Expertise.  We have been designing and manufacturing state-of-the-art, innovative and proprietary standard and custom chemical vapor deposition, gas control and related systems for 25 years. We maintain a highly trained team of experienced mechanical, chemical, electrical and software engineers, as well as manufacturing, testing and support personnel. Our engineering group possesses core competencies in product applications, software, system controls, chemical vapor deposition, vacuum systems, ultra-high purity gas and chemical delivery, product heating and process chamber design. We believe this expertise enables us to provide high quality, technically advanced, integrated and innovative solutions to our customers, many of whom are on the leading edge of technology, research and production.

Leveraging our Experience.  We have significantly enhanced our design and manufacturing expertise over the years through the process of responding to customer requests for creative and often unique equipment solutions. The equipment we design and manufacture in response to these customer requests and the engineering solutions we devise in doing so remain proprietary to us. We use this equipment and these engineering solutions to improve existing products, develop new products for other customers and as building blocks for our future equipment designs.

Experienced Management Team.  We are led by a highly experienced management team. Our CEO has over 40 years of industry experience, including 25 years with our company. Our three division managers have an average of over 16 years of process and equipment design experience and an average of 12 years with our company or companies whose assets we have acquired.

Vertical Integration.  We employ a vertically integrated structure in our operations, from the design and manufacture of many of the sophisticated components used in our products, to the final assembly of our systems. For example, our machine shop fabricates the frame, sheet metal and machined components that are incorporated into our chemical vapor deposition, gas control systems and reflow ovens. We also manufacture the quartzware utilized in our chemical vapor deposition systems, as well as the quartzware we sell for other customer requirements. All painting, electrical and mechanical assembly and product testing is done by our personnel. Our software engineers and programmers develop the software that runs our products. This vertically integrated structure enables us to customize systems to customer requirements, reduce delivery times of our products, maintain a high level of quality control, reduce the effect of supplier disruptions and deliver a better and lower cost product.

Established and Diversified Customer Base.  We have long-standing relationships with many of our largest customers. In 2006, over 65%of our revenues resulted from sales to repeat customers. We sell to a geographically diverse base of customers across a variety of markets, including leading semiconductor and wafer manufacturers, research laboratories, universities and industrial manufacturers. In 2006, our largest customer accounted for approximately 9% of our revenue and in 2005, no single customer accounted for more than 12% of our revenue. No other customer represented more than 6.8% or 6.5% of our total revenue in the years 2005 or 2006, respectively. Our largest customer was different in each of these years.

The geographic and market distribution of our revenues for the years 2005 and 2006 were as follows:

Geographic	2005	2006
	(In Thousands)
North America	$8,178	$9,522
Asia	2,244	2,209
Europe	789	1,194
South America	12	418
Other	2	13

Market	2005	2006
	(In Thousands)
Universities & Research Laboratories	$2,422	$2,350
Semiconductor and Electronics	7,065	7,539
Other Industries	1,738	3,467

We believe that our diverse customer base helps to minimize our exposure to fluctuations in any one geographic location or market.

Proven Acquisition Record.  Over the past eight years, we have developed a successful acquisition program designed to enhance our core competencies and to expand our markets and product offerings. To date, we have completed and integrated four acquisitions:

•	In 1998, we acquired substantially all of the fixed assets and intellectual property of Stainless Design Corporation, which became our SDC division. This acquisition provided us with the ability to design and manufacture ultra-high purity gas and chemical delivery systems and to provide the gas control systems used by CVD/First Nano.
•	In 2001, we acquired certain assets and intellectual property of Research International, Inc. This acquisition provided us with a line of conveyor reflow ovens for standard and custom applications, as well as spare parts.

•	In 2002, we acquired certain assets and intellectual property of Conceptronic Inc., which we combined with the assets acquired from Research International Inc. to create our Conceptronic/Research division. This acquisition provided us with additional reflow oven design and manufacturing capability, printed circuit board rework stations, as well as spare parts.
•	In 2005, we acquired certain assets and intellectual property of First Nano, Inc. This acquisition provided us with (i) a better understanding of the research and development markets; (ii) new technology and know-how related to nanotechnology by nanomaterials synthesis; (iii) a recognized name in the field of nanotechnology and carbon nanotube products; and (iv) the ability to launch our own nanotube research laboratory.

GROWTH STRATEGY

We intend to leverage our competitive strengths with a combination of internal and external growth strategies.

Internal Growth — Our strategy for internal growth includes the following:

Expand our growth opportunities in targeted research and development markets.  With the globalization of the world economy, and the establishment or expansion of government and corporate funded, research and development laboratories and university research laboratories around the world, we believe that these markets will be a growing source of our revenues in the future. To expand our penetration into this market, we have focused our product development and marketing efforts. We recently introduced a line of proprietary standardized products and systems, initially targeted to higher-growth applications such as carbon nanotubes, nanowires, MEMS and LEDs. Historically, we manufactured products for this market on a custom basis to meet our individual customer’s specific research requirements. Our new proprietary systems leverage the technological expertise we have developed through designing these custom systems, onto a standardized basic core that can be easily adapted through a broad array of available add-on options to meet the diverse product and budgetary requirements of the research community. By manufacturing the basic core of these systems in higher volumes, we are able to reduce both the cost and delivery time for our systems.

Increase our revenues from sales of our proprietary standard and custom systems by leveraging our installed customer base.  We presently have an installed customer base of approximately 200 customers to whom we have sold systems within the last three years. We intend to continue to leverage our relationships with our existing customers to maximize system, service and parts revenue from our installed customer base. We intend to accomplish this by meeting the needs of these customers for new and replacement systems as well as for additional capacity. This will also include equipment and services needed in connection with customer expansions or relocations throughout the world.

Increase sales through expanded trade show participation, Internet advertising and direct sales contacts.  In order to increase sales globally, we intend to increase the number of trade shows in which we display our products and services, to increase our advertising presence on the Internet and to increase the number of our sales personnel. We believe that a combination of these methods will stimulate awareness of our broad range of product offerings and capabilities.

Enhance customer awareness of the results generated by our research laboratory.  Our research laboratory, together with a number of leading universities with whom we partner, conducts cutting-edge research on the growth of carbon nanotubes and nanowires. The results of this research could have far reaching implications concerning the use and manufacture of carbon nanotubes and nanowires for many markets. We intend to communicate the results of our research through trade shows, research publications and customer visits. By so communicating, we intend to increase awareness of our products and capabilities.

Partner with university research laboratories to capitalize on the emerging nanotechnology opportunity.  The university research community is at the forefront of nanotechnology research, and we are focused on providing state-of-the-art systems to this market that will help bridge the gap between pioneering research and marketable products. To help accomplish this, we have established relationships with companies and research laboratories, such as the University of Cincinnati. Our intention is that together we will leverage our collective expertise in this field, which will allow us to capitalize on commercial opportunities in the future. This relationship has thus far produced leading edge results, including what we believe are the largest carbon nanotube clusters yet developed.

Expand the level of research currently being performed in our research laboratory for applications having near-term requirements.  The research we are performing with carbon nanotubes and nanowires is cutting edge and, we believe, will enable carbon nanotubes and nanowires to be used in a myriad of applications in a production environment. While researchers have envisioned carbon nanotubes and nanowires having applications associated with technologies and products that have yet to be invented, there are many significant applications that are expected to be in use in the near future. For example, near term applications and uses for carbon nanotubes include: water purification systems; sporting goods; body and tank armor; hydrogen storage; sensors for biological and chemical systems; and batteries. According to Dr. Clayton Teague, the director of the National Nanotechology Coordination Office, the United States is the world leader in nanotechnology research and development with a total investment by the federal government of more than $1.0 billion per year.

Increase our paid contract research for nanotechnology applications.  The federal commitment to nanotechnology research alone is currently in excess of $1.0 billion per year. We believe that contract research concerning carbon nanotubes and nanowires, as well as related semiconductor research for government, university and industry is a growing market that we can access. To accomplish this, we intend to leverage our contacts in this market as well as publicize our own laboratory results.

External Growth — We intend to continue to selectively seek strategic growth opportunities through acquisitions and joint ventures. In evaluating these opportunities, our prime objectives include enhancing our core competencies, providing complementary product offerings and technologies, expanding our geographic footprint, improving production efficiencies and increasing our customer base. Over the past eight years, we have developed an acquisition program to accomplish our goals, and have successfully completed and integrated four acquisitions.

Within each industry segment, we concentrate on areas where we can leverage our ability to design and manufacture creative and often unique solutions.

INDUSTRY BACKGROUND

We provide products and services to four primary market segments: (i) semiconductors and electronics; (ii) university, government and industry research; (iii) industrial applications and (iv) solar and energy.

Semiconductor and electronics market

We sell our products to manufacturers of semiconductor and electronics components. Semiconductors and electronics control and amplify electrical signals, and are used in a broad range of products, including computers, communications equipment, LEDs, MEMS, home appliances, automobiles, robotics, aircraft, space vehicles and consumer and industrial products.

The semiconductor and electronics market has experienced significant growth since the early 1990s. This growth can be attributed in large part to the increased demand for personal computers, the growth of the Internet, the expansion of the communications industry (especially wireless communications) and the emergence of new applications in consumer products. Further fueling this growth, is the rapid expansion of smaller, less-expensive and better-performing electronic consumer products, as well as traditional products that now have more “intelligence.”

Although the semiconductor and electronics market has experienced significant growth over the past 15 years, this growth has been cyclical. The market is characterized by periods of under or over-supply for most semiconductors and electronic products. When demand decreases, semiconductor and electronics manufacturers typically slow their purchasing of capital equipment. Conversely, when demand increases, so does capital spending. After a peak in 2000, the semiconductor and electronics markets experienced a severe downturn in 2001 that lasted through the first half of 2003. This resulted in a decline in revenue for most manufacturers of semiconductor and electronics manufacturing equipment. During the latter part of 2003, the market began to improve, and it has continued to improve through the first-half of 2007.

University, government and industry research market

We sell our products to university, government and industry laboratories that use our products primarily to research, design and develop carbon nanotubes, nanowires and next generation semiconductor and other electronic components. Nanotechnology is defined as the design, characterization, production, and application of structures, devices, and systems at the atomic and molecular levels measuring between 1 and 100 nanometers (nm). One nanometer is one billionth of a meter, approximately 80,000 times smaller than the width of a human hair. At the nanoscale level, the ratio between surface area and volume changes, causing materials to defy their conventional properties and exhibit unique and often unparalleled characteristics. Universities also use our products for teaching purposes as a part of their curriculum.

Researchers are at the forefront of the nanotechnology market, and are currently developing state-of-the-art processes for applications that include carbon nanotubes, nanowires and MEMS, as well as processes for semiconductor, electronic and industrial applications. This research focus is being driven by two related factors: first, existing technologies are rapidly approaching a technological ceiling, which will prevent further increases in performance; and second, the enabling tools that allow researchers to develop and fabricate products at this scale are now readily available — often designed and provided by us.

Government funding has also played a role in expanding this research market. The National Nanotechnology Initiative, for example, is a federal research and development program established to coordinate multi-agency efforts in nanoscale science, engineering, and technology. Established in the Clinton administration, it received over $1.0 billion in 2006. Another example is the California Nanotechnology Initiative, a state program that has called for a $4.6 billion investment over the next ten years through a combination of private and public financing.

Having spent large amounts money on these state-of-the-art facilities to understand the science behind nanotechnology, research labs are becoming increasingly interested in commercializing their investment through industrial and consumer applications. We believe that we have the capabilities and infrastructure in place to provide the tools that researchers need to productize their investments. Innovations based on nanotechnology may lead to the creation of computer chips and other devices that are thousands of times smaller than current technologies permit. Industries impacted by nanoscience and nanotechnology include life sciences, data storage, semiconductor, telecommunications and materials sciences.

Industrial applications

There are a number of companies that utilize our products and design expertise for custom industrial applications in several different markets. Significant industrial applications for chemical vapor deposition products are industrial coatings and carbon nanotube applications. Industrial coatings include; optical coatings for applications including filtering selected wavelengths of light and protecting optical surfaces, as well as providing reflective or anti-reflective surfaces, or for transmitting visible wavelengths of light while reflecting the wavelengths that cause heat; coatings on cutting tools such as end mills and drills to reduce wear and thereby increases the tool’s usable life; an emerging application is environmentally friendly coatings that replace existing plating operations for industrial fasteners. These fastener coatings prevent corrosion and oxidation, while improving the fastener’s lubricity.

Industrial applications for carbon nanotubes include spinning them into fabrics to make stronger and lighter, Kevlar vests and improved armor in military vehicles. The strength to weight ratio for these nanotubes also makes them attractive for structural components in applications like aircraft wings or wherever weight reduction is desired. Applications also include air and water filtration, microphones and cosmetics.

Solar and energy market

Solar electricity is generated using either photovoltaic or solar thermal technology to extract energy from the sun. Photovoltaic electricity generating systems directly convert the sun’s energy into electricity. Solar power systems are used for residential, commercial and industrial applications, as well as for customers who either have access to or are remote from the electric utility grid. Other off-grid applications include road signs, highway call boxes, and communications support along remote pipelines and telecommunications equipment, as well as rural residential applications. Consumer applications include outdoor lighting and handheld devices such as calculators.

Some of the processes in the manufacturing of solar cells require chemical vapor deposition, and the solar industry is looking for unique cost-effective solutions to meet the production and price targets needed to reduce our dependency on hydrocarbon fuels. A market for research systems exists, to develop higher efficiency solar cells and to reduce their manufacturing cost through alternate methods. This research may lead to future production systems.

In the energy market, applications include lithium batteries and superconducting tape. Researchers are now developing superconducting tape to improve the transmission of electricity. The tape is one-tenth the thickness of a human hair, and can carry about 100 times the electric power of a copper wire of an equivalent area. Industrial uses for this tape could include electric motors, transformers, transmission cables and levitated trains. We manufacture CVD reactors used in research and limited production to deposit superconducting layers.

THE CHEMICAL VAPOR DEPOSITION PROCESS

Chemical vapor deposition is a chemical process for depositing thin films of various materials on a substrate. In a typical chemical vapor deposition process, the substrate is exposed to one or more volatile chemical reactants, which decompose on the substrate surface to produce the desired deposit. This is normally done at elevated temperatures in a controlled environment. Frequently, volatile byproducts are also produced, which are removed by gas flow through a reaction chamber. This requires sophisticated design of the process chamber and precise control of process gas flows, temperatures and pressure. Our extensive experience in custom equipment design has enabled us to amass a significant library of solutions for these intricate processes and we believe that we can leverage our know-how and strong set of related core competencies for future growth.

PRINCIPAL PRODUCTS

The following paragraphs describe our principal product lines:

Chemical Vapor Deposition — Our chemical vapor deposition systems are available in a variety of models that can be used in production and laboratory research. All models can be offered with total system automation, a microprocessor control system by which the user can measure, predict and regulate gas flow, temperature, pressure and chemical reaction rates, thus controlling the process in order to enhance the quality of the materials produced. Our standard microprocessor control system is extremely versatile and capable of supporting the complete product line and most custom system requirements. These chemical vapor deposition systems are priced at up to $1,000,000.

Rapid Thermal Processing (“RTP”) — Used to heat semiconductor materials to elevated temperatures of 1,000 degrees Celsius at rapid rates of up to 200 degrees Celsius per second. Our RTP systems are offered for applications, including implant activation, oxidation, silicide formation and other processes. We offer systems that can operate both at atmospheric or reduced pressures. Our RTP systems generally are priced at up to $600,000.

Annealing and Diffusion Furnaces — Used for diffusion, oxidation, implant anneal, solder reflow and other processes. The systems are normally operated at atmospheric pressure with gaseous atmospheres related to the process. An optional feature of the system allows for the heating element to be moved away from the process chamber allowing the wafers to rapidly cool or be heated in a controlled environment. Our cascade temperature control system enables more precise control of the wafer’s temperature. The systems are equipped with an automatic process controller, permitting automatic process sequencing and monitoring with safety alarm provisions. Our annealing and diffusion furnace systems generally are priced at up to $900,000.

Ultra-high Purity Gas and Liquid Control Systems — Our standard and custom designed gas and liquid control systems encompass gas cylinder storage cabinets, custom gas and chemical delivery systems, gas and liquid valve manifold boxes and gas isolation boxes provide safe storage and handling of pressurized gases and chemicals. Our system design allows for automatic or manual control from both a local and remote location. Our gas and liquid control systems are priced at up to $160,000. A customer order often includes multiple systems. We also provide field installation within our customer’s facility for the distribution of gases and chemicals to the assorted process tools. As part of field service, we also offer repair service on customer equipment.

Quartzware — We provide standard and custom fabricated quartzware used in our equipment and other customer tools. We also provide repair and replacement of existing quartzware.

Reflow Furnaces and Rework Stations — We provide standard and custom systems for the printed circuit board and surface mount technology industries. Our equipment is designed to melt solder in a controlled process to form superior connections between components, creating complete electronic circuits for computers and telecommunications systems, as well as for the automotive and defense industries.

SALES AND MARKETING

Due to the highly technical nature of our products, we believe it is essential to contact customers directly through our sales personnel and through a network of domestic and international independent sale representatives and distributors specializing in semiconductor equipment and supplies. Our primary marketing activities include direct sales contacts, participation in trade shows and our Internet websites. We are focusing our efforts on being in the top listings on many search engines in order to increase the number of “hits” to our websites.

CUSTOMERS

We are continuing to work on expanding our product offerings. Many of these products are used for research and development and in production applications. We sell our products primarily to semiconductor manufacturers, institutions involved in semiconductor and electronic component research (such as universities, government and industrial laboratories) and to electronic assembly manufacturers. We have both an international and domestic installed customer base of approximately 200 customers to whom we have sold systems within the last three years. For the year ended December 31, 2006 approximately 31% of our revenues were generated from foreign exports compared to 29% for the year ended December 31, 2005. Sales to a single customer in any one-year can exceed 10.0% of our total sales; however, we are not dependent on any single customer. In 2006, one customer represented 9.0% of our total revenue. In 2005, another customer, a distributor, represented 11.5% of our total revenue. No other customer represented more than 6.5% or 6.8% of our total revenue in 2006 or 2005, respectively.

Our customer base is also geographically diverse. In 2006, our sales in North America, Asia, Europe, South America and other locations represented 71.3%, 16.5%, 8.9%, 3.1% and 0.2%, respectively, of our total revenues. In 2005, sales in the geographic markets represented 72.9%, 20.0%, 7.0%, 0.01% and 0%, respectively, of our total revenues.

CUSTOMER SUPPORT AND PARTS

We upgrade, repair and provide replacement parts for products purchased by our customers, as well as for similar products acquired from other sources. We believe that a key element in our success has been our focus on customer service. We offer our customers both on-site and in-house training in the use of our products. We also offer the on-site support expertise of our technicians and engineers with real-world expertise in systems design and engineering. On-site services can be arranged to assist with planned system upgrades.

For 2005 and 2006, we derived approximately 11.2% and 12.0% respectively, of our total revenues from these activities.

PRODUCT WARRANTIES

We warrant our equipment for a period of twelve months after shipment, depending on the product, and pass along any warranties from original manufacturers of components used in our products. We provide for our own equipment servicing with in-house field service personnel. Warranty costs, including those incurred in 2006, have been historically insignificant and expensed as incurred.

COMPETITION

We are subject to intense competition. We are aware of competitors that offer a substantial number of products comparable to ours. Many of our competitors (including customers who elect to manufacture systems for internal use) have financial, marketing and other resources greater than ours. To date, we believe that each one of our three operating divisions has been able to compete in markets that include these competitors, primarily on the basis of technical performance, quality, delivery and price.

CVD/First Nano competes primarily with in-house design and engineering personnel at research and university laboratories with the capacity to design and build their own equipment internally. Due to budgetary and funding constraints, many of these customers are extremely price sensitive. CVD/First Nano also competes with companies that have substantially greater financial, marketing and other resources to develop new products and support customers worldwide, as well as smaller competitors. We believe that our systems are among the most advanced available.

SDC competes with companies that are larger than our company and have substantially greater financial, marketing and other resources than we do. We believe that SDC’s gas management and chemical delivery control systems are among the most advanced available. We further believe that SDC is differentiated from our competitors through our intimate understanding of how the systems in which our products are incorporated are actually used in field applications. We have gained this understanding as a result of having designed and built complex process gas systems for CVD/First Nano as well as for a number of the world’s leading semiconductor manufacturers, research laboratories and universities.

Conceptronics/Research’s proprietary reflow ovens and rework stations are used by the printed circuit board assembly and semi-conductor packaging industries. Conceptronics/Research also offers customized products for complex applications within the printed circuit board and other industries that use conveyor-type ovens in heating and drying applications. Our in-house design and engineering personnel develop leading edge technology for sale at competitive prices. Conceptronics/Research competes with companies that are larger than our company and have substantially greater financial, marketing and other resources than we do. We believe that our reflow ovens and rework stations are among the most advanced available having leveraged our experience in designing and building customized products for our customers.

ASSEMBLY AND SOURCES OF SUPPLY

We do not manufacture many components used in producing our products. Most of these components are purchased from unrelated suppliers. We do not have any supply contracts covering these components, although we are not dependent on a principal or major supplier and alternate suppliers are available. Subject to lead times, the components and raw materials we use in manufacturing our products are readily obtainable.

We have a fully equipped machine shop that we use to fabricate in-house most of the metal components, including the most complex designed parts of our equipment. Our investment in computer numerical control (CNC) machines for our machine shop has increased our efficiencies while significantly reducing costs in production. Similarly, our quartz fabrication capability is sufficient to meet our quartzware needs.

Materials procured from the outside or manufactured internally undergo a rigorous quality control process to ensure that the parts meet or exceed our requirements and those of our customers. Upon final assembly, all equipment undergoes a final series of testing to ensure product performance.

BACKLOG

At December 31, 2006 our order backlog was approximately $3.6 million compared to approximately $2.7 million at December 31 2005, an increase of 34.6%. The increase is primarily attributable to our CVD/First Nano division. The timing for completion of the backlog varies depending on the product mix; however, there is generally a one to six month lag in the completion and shipping of backlogged product. Included in the backlog are all accepted purchase orders with the exception of those that are included in our percentage-of-completion. Order backlog is usually a reasonable management tool to indicate expected revenues and projected profits; however, it does not provide an assurance of future achievement or profits as order cancellations or delays are possible. While our backlog orders are subject to cancellation, we generally require our customers to make progress payments upon satisfaction of certain milestones throughout the design and manufacture of our customized products, and upon certain circumstances, our standard products.

INTELLECTUAL PROPERTY

Our success is dependent in part on our technology and other proprietary rights. We have historically protected our proprietary information and intellectual property such as design specifications, blueprints, technical processes and employee know-how through the use of non-disclosure agreements. We also maintain and/or assert rights in certain trademarks relating to certain of our products and product lines, and claim copyright protection for certain proprietary software and documentation.

While patent, copyright and trademark protection for our intellectual property may be important, we believe our future success in highly dynamic markets is most dependent upon the technical competence and creative skills of our personnel. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers, employees and consultants and through other security measures.

RESEARCH AND DEVELOPMENT

We continue to concentrate our efforts on several research and development projects. We develop and customize equipment for industry and government, university and industry research laboratories around the world. Our research, design and development of equipment, which remains proprietary to us, is used to improve our existing products and develop new products for customers. The amounts spent on research and development were $513,000 (3.8% of revenue) and $500,000 (4.5% of revenue) for the years ended December 31, 2006 and December 31, 2005, respectively.

GOVERNMENT REGULATION

We are subject to a variety of federal, state and local government regulations, such as environmental, labor and export control. We believe that we have obtained all necessary permits to operate our business and that we are in material compliance with all laws and regulations applicable to us.

We are not aware of any government regulations or requirements necessary for the sale of our products, other than certain approvals or permits which may be required for us to export certain of our products to certain foreign countries.

EMPLOYEES

At December 31, 2006, we had 108 employees, 106 of which were full time and two that were part time. We had 60 people in manufacturing, 22 in engineering (including research and development and efforts related to product improvement) seven in field service, five in sales and marketing and 14 in general management and administration. We consider our relations with our employees to be satisfactory.

LEGAL PROCEEDINGS

In September 1999, we were named in a lawsuit filed by Precision Flow Technologies, Inc. (“PFT”), in the United States District Court for the Northern District of New York, relating to comments allegedly made by our President and Chief Executive Officer, Leonard A. Rosenbaum, concerning the intellectual property obtained in the purchase of assets of Stainless Design Corporation. We promptly filed a counterclaim for unauthorized use of our intellectual property and filed a complaint against the President of PFT (these two actions have been consolidated) alleging the same acts as set forth in the counterclaim. The plaintiff is seeking monetary damages and injunctive relief. In our counterclaim, we are also seeking monetary damages and injunctive relief. All pre-trial disclosure has been completed. We withdrew certain of our counterclaims following the completion of discovery and the court has dismissed certain of the claims which had been asserted by PFT. No trial date has been set.

In May 2002, we instituted a new action against PFT and certain of its employees, in the United States Disbxtrict for the Northern District of New York seeking injunctive relief and monetary damages based upon copyright violations. A motion by PFT to dismiss this action which had been pending since June 2002, was denied in March 2007. On May 25, 2007 PFT’s motion for reconsideration was likewise denied. On June 11, 2007, PFT filed its answer in which no counterclaims have been asserted against us. Pre-trial disclosure has not yet been completed.

Management’s attention may be diverted as a result of these actions. Furthermore, we may incur significant legal fees, including legal fees of PFT, in the event we suffer a negative outcome in connection with these actions.

DESCRIPTION OF PROPERTY

We maintain our headquarters at 1860 Smithtown Avenue, Ronkonkoma, New York, where we own a 50,000 square foot manufacturing facility that we purchased in November 2002. Our CVD/First Nano and Conceptronic/Research divisions operate out of this facility. Our SDC division operates out of a 22,000 square foot manufacturing facility fitted with Class 10 and Class 100 clean room manufacturing space situated on five acres of land which we purchased in December 1998 and is located at 1117 Kings Highway, Saugerties, New York. Both facilities are in good operating condition and we believe they are adequate to meet our present needs.

In March, 2002, we received from General Electric Capital Public Finance, Inc. a $2.7 million mortgage loan, secured by the real property, building and improvements to finance and improve our facility in Ronkonkoma, New York. This mortgage loan, which had an outstanding balance as of December 31, 2006 of $2,075,148, is payable in equal monthly installments of $22,285 including, interest at 5.67% per annum, pursuant to an industrial development bond purchase agreement with the Town of Islip Industrial Development Agency. The final payment is due in March 2017.

In April, 1999, we received from Kidco Realty Corporation a $900,000 purchase money mortgage loan, secured by the real property, building and improvements comprising our facility in Saugerties, New York. The mortgage loan had an outstanding balance as of December 31, 2006 of $810,508 and is payable in equal monthly installments of $5,988 including interest at 7% per annum. The entire principal balance is due in May 2009.

MANAGEMENT

The following table sets forth the names, ages and positions within the company of each of our directors and executive officers:

Name	Age	Position(s) with the Company
Leonard A. Rosenbaum	61	Chairman of the Board of Directors, Chief Executive Officer and President
Alan H. Temple, Jr.	74	Director and Chairman — Compensation Committee
Martin J. Teitelbaum	57	Director and Assistant Secretary
Conrad J. Gunther	61	Director and Chairman — Audit Committee
Bruce T. Swan	75	Director and Chairman — Nominating, Governance and Compliance Committee
Glen R. Charles	53	Chief Financial Officer and Secretary

Leonard A. Rosenbaum

Leonard A. Rosenbaum founded the company in 1982 and has been our President, Chief Executive Officer and has served as Chairman of the Board of Directors since that time. From 1971 until 1982, Mr. Rosenbaum was President, director and a principal shareholder of Nav-Tec Industries, Inc., a manufacturer of semiconductor processing equipment similar to the type of some of the equipment that we currently manufacture. From 1966 to 1971, Mr. Rosenbaum was employed by a division of General Instrument Corporation, a manufacturer of semiconductor materials and equipment.

Alan H. Temple, Jr.

Alan H. Temple, Jr. has served as a member of our Board of Directors since 1987. Mr. Temple earned an MBA at Harvard University and has been President of Harrison Homes Inc., a building and consulting firm located in Pittsford, New York since 1977.

Martin J. Teitelbaum

Martin J. Teitelbaum has served as a member of our Board of Directors since 1985. Mr. Teitelbaum is an attorney who, since 1988, has conducted his own private practice, the Law Offices of Martin J. Teitelbaum. Prior to establishing his own firm, Mr. Teitelbaum was a partner at Guberman & Teitelbaum from 1977 to 1987. Mr. Teitelbaum currently acts as our Assistant Secretary. Mr. Teitelbaum earned a B.A. in Political Science from the State University of New York at Buffalo and a Juris Doctor from Brooklyn Law School.

Conrad J. Gunther

Conrad J. Gunther has served as a member of our Board of Directors since 2000. Mr. Gunther has extensive experience in mergers and acquisitions and in raising capital through both public and private means. He also has extensive experience in executive management in the banking industry. He also serves on the board of directors of GVC Venture Corp., all public companies. For the past five years, Mr. Gunther has been the President of E-Billsolutions, Inc., a company that provides credit card processing to Internet, mail order and telephone order merchants.

Bruce T. Swan

Bruce T. Swan has served as a member of our Board of Directors since September 2003. Mr. Swan has extensive banking, export and international credit experience and has been retired for more than five years. He previously has held the positions of Deputy Manager at Brown Brothers Harriman and Co., Assistant Treasurer at Standard Brands Incorporated, Assistance Treasurer at Monsanto Corporation, Vice President and Treasurer at AM International Inc. and President and Founder of Export Acceptance Company, LLC. Mr. Swan earned his MBA from Harvard University and is a former adjunct faculty member of New York University’s Stern School of Business Administration.

Glen R. Charles

Glen R. Charles has been our Chief Financial Officer and Secretary since January 2004. From 2002 until 2004, he was the Director of Financial Reporting for Jennifer Convertibles, Inc., the owner and licensor of the largest group of sofabed specialty retail stores in the United States. From 1994 to 2002, Mr. Charles was the

Chief Financial Officer of Trans Global Services, Inc., a provider of temporary technical services to the aerospace, aircraft, electronics and telecommunications markets. Mr. Charles has also conducted his own business in the private practice of accounting. Mr. Charles is a Certified Public Accountant and earned his B.S. in Accounting from the State University of New York at Buffalo.

Board of Directors

The primary responsibilities of our Board of Directors are to provide oversight, strategic guidance, counseling and direction to our management. Our Board of Directors meets on a regular basis and additionally as required. Written or electronic materials are distributed in advance of meetings as a general rule and our Board of Directors schedules meetings with, and presentations from, members of our senior management on a regular basis and as required.

Our Board of Directors consists of five members, three of which have been determined to be independent under the rules of the American Stock Exchange. Section 121 of the American Stock Exchange Company Guide requires that a majority of our Board of Directors be comprised of members who are independent.

Committees of our Board of Directors

We have a standing Audit Committee, Stock Option and Compensation Committee and Nominating, Governance and Compliance Committee.

Audit Committee

The members of the Audit Committee are Conrad J. Gunther, Alan H. Temple, Jr. and Bruce T. Swan. Our Board of Directors has determined that Messrs. Gunther, Temple and Swan are “independent” under Rule 10A-3(b) of the Exchange Act. The Board of Directors has determined that Mr. Gunther is an “audit committee financial expert” within the meaning of Item 407(d)(s) of Regulation S-K promulgated under the Exchange Act.

Our Audit Committee recommends our independent accountants for appointment to audit our financial statements and to perform services related to the audit, review the scope and results of the audit, review with management and the independent accountants our annual and quarterly operating results, consider the adequacy of the internal accounting procedures and controls, consider the effect of such procedures and controls on the accountants’ independence and establish policies for business values, ethics and employee relations.

Stock Option and Compensation Committee

The Stock Option and Compensation Committee was formed through the merger in 2006 of the Stock Option Committee and Compensation Committee. The Stock Option and Compensation Committee currently consists of Conrad J. Gunther, Alan H. Temple, Jr., Bruce T. Swan and Martin J. Teitelbaum. The Stock Option and Compensation Committee has broad discretion in determining the persons to whom stock options are to be granted and the terms and conditions of the award, including the type of award, the exercise price and term and restrictions and forfeiture conditions. The Committee also reviews, approves and makes recommendations regarding the company's compensation policies, practices and procedures. All of the members of the Stock Option and Compensation Committee currently qualify as independent under the rules of the American Stock Exchange and the NASDAQ Stock Market, Inc.

Nominating, Governance and Compliance Committee

The Nominating Governance and Compliance Committee consists of Bruce T. Swan, Conrad J. Gunther, Martin J. Teitelbaum and Alan H. Temple Jr. This Committee's role is to make recommendations to the full Board of Directors as to the size and composition of the Board of Directors and to make recommendations as to particular nominees. All members of the Nominating, Governance and Compliance Committee currently qualify as independent under the rules of the American Stock Exchange and the NASDAQ Stock Market, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Martin J. Teitelbaum serves as a director and our outside general counsel. The company incurred legal fees for Mr. Teitelbaum’s professional services of approximately $34,000 and $35,000 for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, unpaid legal fees of approximately $43,000 and $35,000 respectively were due Mr. Teitelbaum for services rendered.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Objectives

Our Stock Option and Compensation Committee of the Board of Directors establishes compensation policies, plans and programs to accomplish three objectives:

•	to keep, incentivize and reward highly capable and well-qualified executives;
•	to focus executives’ efforts on increasing long-term shareholder value; and
•	to reward executives at levels which are competitive with the marketplace for similar positions and consistent with the performance of each executive and of our company.

Our executive compensation program is designed to reward an individual’s success in meeting and exceeding performance in various leadership functions, coupled with the ability to enhance long-term shareholder value. Some of the key elements in considering an executive’s level of success are the executive’s:

•	effectiveness as it relates to our overall financial, operational, and strategic goals;
•	the individual’s level of responsibility and the nature and scope of these responsibilities;
•	contribution to our financial results;
•	effectiveness in leading initiatives to increase customer value and overall productivity;
•	contribution to our commitment to corporate responsibility, as well as, compliance with applicable laws, regulations, and the highest ethical standards; and
•	commitment to community service and leadership.

Elements of Compensation

Our executive compensation program includes the following elements:

•	annual compensation which is comprised of base salary, cash bonus, and other annual types of compensation; and
•	long-term compensation which may include the award of stock options, and similar long-term compensation.

Each year, the Stock Option and Compensation Committee performs an evaluation of each executive, which includes among other things, a review of the contribution and performance over the past year, strengths, weaknesses, and development plans. Following this presentation, input, as needed, is obtained from other senior officers or supervisory personnel. A discussion is held and the Stock Option and Compensation Committee makes its own assessment and determines the compensation of each executive. The committee continually strives to balance annual and long-term compensation by examining the entire compensation package of each executive.

Annual Compensation

Each compensation element is specifically designed to meet the objectives outlined above. As such, in determining the annual compensation budget for the current year and in fixing levels of executive compensation, the committee considered:

•	our performance relative to our growth and profitability goals and its peers’ performance, both in the local geographic area and in institutions with similar lending portfolios;
•	the relative individual performance of each executive; and
•	our cash needs.

Base Salary

In establishing a base salary for executives, the following factors were considered: (i) the duties, complexities, specialization, and responsibilities of the position; (ii) the level of experience and/or training required; (iii) the impact of the executive’s decision-making authority; and (iv) the compensation for positions having similar scope and accountability within and outside the company.

The Stock Option and Compensation Committee, where it deems appropriate, may review publicly available local, regional, and national compensation data to benchmark executive compensation. We believe that executive talent extends beyond our direct competitors and industry; therefore, the data may include a broad comparison group. While benchmarking provides a very useful tool, the Stock Option and Compensation Committee understands that an effective compensation program is based primarily on performance; therefore, adjustments to base salary benchmarks are driven primarily by individual performance and our projected cash needs.

Annual Incentive Compensation

The Stock Option and Compensation Committee believes that incentive-based compensation helps to align our overall goals with the individual goals of the executive. From time to time, we provide the opportunity for executives and certain key employees to earn annual incentive compensation, which is awarded in the form of cash bonuses (primarily at the end of the year). Each award is based on the achievement of company-wide and departmental goals, together with individual performance objectives and is determined by recommendation of the Chief Executive Officer and is approved by the Stock Option and Compensation Committee.

Other Annual Compensation

Our Chief Executive Officer, Leonard Rosenbaum, has been granted the use of a company-owned vehicle. The use of the company-owned vehicle provides an expense-saving opportunity, as this vehicle is used for business-related travel as needed, helping to cut out-of-pocket travel expenses.

Long-Term Compensation

The Stock Option and Compensation Committee continually strives to achieve a balance between promoting strong annual growth and ensuring long-term viability and success. To reinforce the importance of balancing these views, executives are provided both short-term and long-term incentives.

Stock Options

Our Stock Option and Compensation Committee believes that shareholder value of our company can be further increased by aligning the financial interests of our key executives and certain other employees with those of our shareholders. Awards of stock options pursuant to our Stock Option Plans (the “Plans”) are intended to meet this objective and constitute the long-term incentive portion of executive compensation. Participation in the Plans is specifically approved by the committee and consists of our employees.

The option price paid by the executive to exercise the option is generally the fair market value of our common stock on the day the option is granted. Options granted typically have a three to four year vesting period. The executive may exercise the vested options generally within a seven-year period from the original grant date. The options gain value over that time only if the market price of our stock increases. The committee believes the Plans focus the attention and efforts of executive management and employees upon increasing long-term stockholder value. The Stock Option and Compensation Committee awards and approves grants of options to key executives and employees in amounts it believes are adequate to achieve the desired objectives. The total number of shares available for award in each plan year is specified in the Plans. Grants may be offered at any time during the year or may occur more frequently. There were no grants to the named executive officers in 2006.

Our stock option plans are a vital component of a total compensation program that is designed to recognize, motivate, and encourage company leaders to sustain a high level of performance, which will ultimately enhance our long-term success.

Other Long-Term Compensation

We offer a variety of health and welfare programs to all eligible employees. The executives generally are eligible for the same benefit programs on the same basis as other employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, prescription, dental and vision. We provide short-term disability coverage to every full time employee in New York, at no cost to the employee.

We offer a 401(k) plan to all eligible employees, including executives. The 401(k) plan is funded by contributions of participating employees. We do not offer any matching contributions to the participants in this plan.

Employment Agreements and Change of Control

At present, there are no employment or change in control agreements in effect between us and our executive officers.

Executive Compensation

The base salary levels for 2006 for named executive officers were as follows: Leonard A. Rosenbaum, our President and Chief Executive Officer, $162,742 per year; and Glen R. Charles, Chief Financial Officer and Secretary, $115,337 per year.

President and CEO.  Leonard A. Rosenbaum is our President and Chief Executive Officer. Based upon input and analysis of the Compensation Committee, the total compensation for Mr. Rosenbaum was set at $190,880 as shown on the summary compensation table below. Mr. Rosenbaum’s 2006 base salary was $162,742 as shown on the summary compensation table below. Mr. Rosenbaum also received additional annual compensation in the amount of $28,138, also shown on the summary compensation table below.

The Stock Option and Compensation Committee meets independently of the Chief Executive Officer to determine total compensation for the Chief Executive Officer. The committee recognizes that the Chief Executive Officer has overall responsibility for the performance of the company. Therefore, our performance may have a direct impact upon the Chief Executive Officer’s compensation. The base compensation for Mr. Rosenbaum in 2006 was based on the company’s overall performance and profitability while considering its relation to compensation levels for other executives of companies our size. Other factors considered include long-range plan goals for earnings, projected cash requirements, capital, liquidity and the operational performance. Although company performance has improved each year since 2004, the Stock Option and Compensation Committee, with Mr. Rosenbaum’s approval, decided not to pay Mr. Rosenbaum a bonus in 2006.

The Stock Option and Compensation Committee believes that Mr. Rosenbaum’s salary is well-justified because Mr. Rosenbaum was instrumental in providing the direction and guidance needed for our expansion into additional markets (such as our First Nano product line), and because Mr. Rosenbaum provides the leadership necessary to continually manage and grow our business. He plays the lead role in guiding the executive team and our strategic direction.

Chief Financial Officer and Secretary.  Glen R. Charles is our Chief Financial Officer and Secretary. Based upon input and analysis of the Stock Option and Compensation Committee, the total compensation for Mr. Charles was set at $120,400 as shown on the summary compensation table below. Mr. Charles’ base salary was $115,337, as shown on the summary compensation table below. Mr. Charles’ received additional annual compensation in the amount of $5,063 also shown on the summary compensation table below.

Mr. Charles is responsible for all of our financial planning and management. His knowledge and expertise is critical to our day-to-day functions, as well as, our continued growth and expansion. The Stock Option and Compensation Committee believes that Mr. Charles’ is well deserving of his compensation package, due to his vast experience and commitment to the company.

Summary Compensation Table

The following table sets forth for each of the named executive officers: (i) the dollar value of base salary and bonus earned during the years ended December 31, 2006, 2005 and 2004; (ii) the aggregate grant date fair value of stock and option awards granted during such year; (iii) the dollar value of earnings under non-equity incentive plans; (iv) the change in pension value and non-qualified deferred compensation earnings for such year; (v) all other compensation for the year; and (vi) the dollar value of total compensation for such year.

Name and Principal Position	Year	Salary($)	Option Awards($)(1)	All Other Compensation ($)	Total($)
Leonard A. Rosenbaum, President and Chief Executive Officer	2006 2005 2004	$162,742 162,742 162,742	$28,138 — —	— — —	$190,880 162,742 162,742
Glen R. Charles, Chief Financial Officer and Secretary	2006 2005 2004	115,337 110,000 105,269	$5,063 — —	— — —	$120,400 110,000 105,269

(1)	Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by us in 2006 for option awards as determined pursuant to FAS 123(R). These compensation costs reflect option awards granted prior to 2006. The assumptions used to calculate the value of option awards are set forth under Note 13 of the Notes to Consolidated Financial Statements.

Grants of Plan-Based Awards

We did not grant any stock options or stock awards to the named executive officers during 2006.

Outstanding Equity Awards at Year-End

The following table sets forth the outstanding equity awards to our named executive officers at the end of 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Leonard A. Rosenbaum, President and Chief Executive Officer	10,000 15,000 7,000	— — 14,000	2.00 1.40 4.10	8/1/2007 9/23/2010 9/13/2012
Glen R. Charles, Chief Financial Officer and Secretary	3,750	11,250	2.26	6/16/2012

Option Exercises and Stock Vested

There were no option awards or stock awards exercised by the named executive officers during 2006.

Pension Benefits

We did not provide any pension benefits to the named executive officers during 2006.

Nonqualified Deferred Compensation

We did not pay any nonqualified deferred compensation to any named executive officer during 2006.

Director Compensation

The following table represents director compensation for 2006.

Name	Option Awards ($)	Total ($)
Alan H. Temple Jr.	28,138	28,138
Martin J. Teitelbaum	28,138	28,138
Conrad J. Gunther	28,138	28,138
Bruce T. Swan	28,138	28,138

(1)	Amounts shown do not reflect compensation actually received by the named director. Instead, the amounts shown are the compensation costs recognized by us in 2006 for option awards as determined pursuant to FAS 123(R) These compensation costs reflect option awards granted prior to 2006. The assumptions used to calculate the value of option awards are set forth under Note 13 of the Notes to Consolidated Financial Statements.

Our directors are not regularly compensated for being on the Board of Directors and the directors did not receive any compensation in 2006. Leonard A. Rosenbaum, a director and employee of the company, is compensated by the company in connection with his employment as our President and Chief Executive Officer. Mr. Rosenbaum’s compensation as President and Chief Executive Officer is set forth in the summary compensation table above. The Stock Option and Compensation Committee, which is comprised of all of the members of the Board of Directors with the exception of Leonard A. Rosenbaum, has the authority to grant stock options to members from time to time. No stock options were granted to directors in 2006. In September, 2005, the Stock Option and Compensation Committee granted non-qualified stock options to purchase 21,000 shares of the company’s common stock to each member of the Board of Directors. These options were issued at a grant price equal to the then current market price of $4.10. These options became exercisable as to 33.3% of the underlying shares on December 13, 2005. The options become exercisable with respect to the remaining 14,000 underlying shares with options to purchase 1,750 shares becoming exercisable every three months beginning January 13, 2007. These options expire on September 13, 2012.

Stock Option and Compensation Committee Interlocks and Insider Participation

The Stock Option and Compensation Committee is presently comprised of Messrs. Alan H. Temple Jr., Conrad J. Gunther, Bruce T. Swan and Martin J. Teitelbaum, who are not, and were not during our last fiscal year, officers or employees of the company.

We have not had any transactions during 2006, nor are there any currently proposed transactions, in which any of the foregoing directors will have a direct or indirect material interest.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriter, C.E. Unterberg, Towbin, LLC, the underwriter has agreed to purchase from us all of the shares of common stock offered by us through this offering. C.E. Unterberg Towbin, LLC’s address is 350 Madison Avenue, 11th Floor, New York, New York 10017.

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions, including the approval of legal matters by its counsel. The nature of the underwriter’s obligations is that it is committed to purchase and pay for all of the shares of common stock offered by us through this offering, other than shares of our common stock covered by the over allotment option described below.

Public Offering Price and Dealers Concession

The underwriter proposes initially to offer the shares of common stock offered by this prospectus directly to the public for the offering price per share set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $[ ] per share. After commencement of this offering, the underwriter may change the offering price and discount. No such change will alter the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Over-allotment Option

Certain selling shareholders have granted the underwriter an option to buy up to 375,000 additional shares of common stock. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriter has 30 days from the date of this prospectus to exercise this option. If the underwriter exercises this option, it will purchase additional shares approximately in proportion to the amount specified in the table below. We will not receive any of the proceeds from the sale of these shares by the selling shareholders.

Name of Selling Shareholder	Shares of Common Stock Subject to Overallotment Option(1)
Leonard A. Rosenbaum	328,125
Alan H. Temple Jr.	30,000
Martin J. Teitelbaum	7,500
Bruce T. Swan	9,375

(1)	Assumes all shares of common stock offered are hereby sold.

Underwriting Compensation

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriter to us per share of common stock. The following table summarizes the compensation to be paid to the underwriter by us in connection with this offering. The following amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

Paid by CVD Equipment Corporation
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Other Offering Expenses, Acceptance and Delivery

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $278,000. The offering of the shares is made for delivery, when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject an order for the purchase of our shares in whole or in part.

Indemnification of Underwriter

We have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, contribute to payments the underwriter may be required to make in connection with these liabilities.

Lock-Up Arrangements

We and certain of our directors and senior executive officers holding an aggregate of approximately 1,543,350 shares of our common stock and the holders of options to purchase approximately 168,500 shares of our common stock have entered into lock-up agreements pursuant to which they have agreed not to, directly or indirectly, issue, sell, agree to sell, grant any option or contract for the sale of, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any interest therein owned as of the date hereof or hereafter acquired for a period of 90 days after the date of this prospectus without the prior written consent of C.E. Unterberg, Towbin, LLC. C.E. Unterberg, Towbin, LLC has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Stabilization and Other Transactions

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act, pursuant to which the underwriter may make any bid for, or purchase, common stock for the purpose of stabilizing the market price. The underwriter also may create a short position by selling more common stock in connection with this offering than it is committed to purchase from us, and in such case may purchase common stock in the open market following completion of this offering to cover all or a portion of such short position. In addition, the underwriter may impose “penalty bids” whereby it may reclaim from a dealer participating in this offering, the selling concession with respect to the common stock that it distributed in this offering, but which was subsequently purchased for the accounts of the underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 6, 2007, information regarding the beneficial ownership of our common stock by (a) each person who is known to us to be the owner of more than five percent of our common stock, (b) each of our directors, (c) each of the named executive officers and (d) all directors and executive officers as a group. For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares that such person has the right to acquire within 60 days of August 6, 2007.

Name and Address of Beneficial Owner(7)	Amounts and Nature of Beneficial Ownership(1)		Percent of Class(1)
Leonard A. Rosenbaum	1,354,100	(2)	40.5%
Alan H. Temple, Jr.	172,250	(3)	5.2
Martin J. Teitelbaum	63,250	(4)	1.9
Conrad J. Gunther	37,250	(2)	1.1
Bruce T. Swan	26,250	(5)	*
Glen R. Charles	7,500	(6)	*
Directors and Executive Officers as a group (six persons)	1,660,600		48.1

*	Less than one percent.
(1)	Does not include the effect of the exercise by the underwriter of its option to buy 375,000 shares of common stock to cover over-allotments, if any.
(2)	Includes options to purchase 27,250 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(3)	Includes options to purchase 15,750 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(4)	Includes 2,000 shares held by Mr. Teitelbaum’s wife as to which Mr. Teitelbaum’s disclaims beneficial ownership and options to purchase 27,250 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(5)	Includes options to purchase 12,250 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(6)	Includes options to purchase 7,500 shares of common stock. Does not include options to purchase 7,500 shares of common stock.
(7)	All addresses are c/o CVD Equipment Corporation, 1860 Smithtown Road, Ronkonkoma, New York 11779.

DESCRIPTION OF SECURITIES

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of common stock, $0.01 par value per share. There were 3,335,000 shares of common stock issued and outstanding as of August 3, 2007. There were also 500 shares of Class A preferred stock, $0.01 par value per share and 250 of Class B preferred stock, $0.01 par value per share authorized under our certificate of incorporation.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders, and do not have cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of our company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption with respect to such shares.

Preferred Stock

By their terms, all of the shares of Class A Preferred Stock and Class B Preferred Stock were redeemed for one cent ($0.01) per share on July 2, 1990 and July 1, 1988 respectively. All such shares were cancelled and may not be reissued.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its telephone number is 212-509-4000.

SELLING SHAREHOLDERS

The selling shareholders identified below have granted the underwriter the right to purchase up to an additional 375,000 shares of common stock at the public offering price, less the underwriting discount and commissions, solely to cover over-allotment of shares. We will not receive any of the proceeds from the sale of these shares by the selling shareholders. See “Security Ownership of Certain Beneficial Owners and Management.”

Name of Beneficial Owner	Position(s) with the Company(1)	Shares of Common Stock Beneficially Owned Before Offering			Shares of Common Stock To Be Sold In Offering		Shares of Common Stock Beneficially Owned After Offering(2)
		Number		Percent			Number		Percent
Leonard A. Rosenbaum	Chairman of the Board of Directors, Chief Executive Officer and President	1,354,100	(3)	40.5%	328,125	(7)	1,025,975	(3)	17.6%
Alan H. Temple, Jr.	Director and Chairman – Compensation Committee	172,250	(4)	5.2	30,000	(7)	142,250	(4)	2.4
Martin J. Teitelbaum(9)	Director and Assistant Secretary	63,250	(5)	1.9	7,500	(7)	55,750	(5)	*
Bruce T. Swan	Director and Chairman – Nominating, Governance and Compliance Committee	26,250	(6)	*	9,375	(8)	16,875	(6)	*

*	Less than one percent.
(1)	Each selling shareholder has held all of his positions with the Company for at least three years, except for Mr. Temple who has served as Chairman of the Compensation Committee since October 2004, and Mr. Swan, who has served as Chairman of the Nominating, Governance and Compliance Committee since October 2004.
(2)	Assumes all shares of common stock offered hererby are sold.
(3)	Includes options to purchase 27,250 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(4)	Includes options to purchase 15,750 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(5)	Includes 2,000 shares held by Mr. Teitelbaums’s wife as to which Mr. Teitelbaum disclaims beneficial ownership and options to purchase 27,250 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(6)	Includes options to purchase 12,250 shares of common stock. Does not include options to purchase 8,750 shares of common stock.
(7)	All shares of common stock being sold have been held for more than three years.
(8)	Mr. Swan acquired 9,000 shares and 375 shares on February 15, 2006 and May 23, 2007, respectively, upon the exercise of options at an exercise price of $1.40 per share.
(9)	Martin J. Teitelbaum also serves as our outside general counsel.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on for us by Ruskin Moscou Faltischek, P.C. Legal matters in connection with this offering will be passed upon for C.E. Unterberg, Towbin LLC by Kramer Levin Naftalis & Frankel LLP.

EXPERTS

Our audited financial statements as of December 31, 2006 and for the two years ended December 31, 2006 and 2005 included herein and in the related registration statement have been so included in reliance on the report of Moore Stephens, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC also maintains a website, the address of which is http://www.sec.gov. That website also contains our annual, quarterly and special reports, proxy statements, information statements and other information.

This prospectus is part of a registration statement that we filed with the SEC. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s website.

GLOSSARY OF INDUSTRY TERMS

Annealing: a heat treatment wherein a material is altered, causing changes in its properties such as strength and hardness.

Carbon Nanotubes: a single wall carbon nanotube is a one-atom thick sheet of graphite (called graphene) rolled up into a seamless cylinder with diameter of the order of a nanometer. Due to the ultra-small diameter (sub-100 nm), in theory, they should provide faster switching than any of today's semiconductor structures. Due to their strength to weight relationship they are attractive in applications such as a replacement material for Kevlar used in personnel protection vests.

Chemical Vapor Deposition: a deposition process commonly used to produce thin films for manufacturing items such as advanced semiconductors, LEDs, solar cells and for coatings in Industrial applications. The coatings are deposited as a result of a chemical reaction between vapors from gases, liquid or solid reactants. This normally occurs at an elevated temperature in the vicinity of the substrate. CVD processes include, among other, atmospheric pressure CVD, low pressure CVD and plasma enhanced CVD and metal-organic CVD.

Surface Mount Technology (SMT): a method used to connect packaged microchip to a printed board, no through-holes in the printed circuit board are required, packaged leads are soldered to the board surface.

Diffusion: high temperature (>800 degrees Celsius) operation performed on semiconductor wafers to cause the motion of dopant atoms to be introduced deeper into the semiconductor wafer.

Implant activition: activates the dopant atoms implanted into semiconductor material.

Implant anneal: anneal applied after implantation to activate implanted dopants and to repair implantation damage. It is usually carred out in a Rapid mThermal Processing (RTP) system because it requires a precise short duration at an elevated temperature to avoid dopant redistribution.

LEDs: Light emitting diodes: a light-emitting diode (LED) is a semiconductor device that emits visible light when an electric current passes through it. LEDs are available in different colors, Red, Green, Amber, etc. and are used where cost effective, energy efficient and long life indicators and lighting is required.

Micro-Electro-Mechanical Systems (MEMS): the integration of mechanical elements, sensors, actuators, and electronics on a common substrate through micro-fabrication technology.

Nanowire: a single wire, micrometer scale in length and sub-micrometer (10 -100 nm) in diameter, piece of crystalline material such as silicon, zinc oxide and gallium. It has a very high surface to volume ratio and may be the possible building blocks of functional digital systems in future semiconductor devices and LEDs.

Oxidation: is the growth of a native oxide through oxidation of a solid’s surface, this is normally done at an elevated temperature. Thermal oxidation of silicon for example results in a very high quality silicon dioxide, SiO2, formed on the silicon surface — most other semiconductors do not form a device quality thermal oxide, hence the term “oxidation” is almost synonymous with the thermal oxidation of silicon.

Quartzware: Quartz process tubes and fixturing for the substrate(s) or wafers is commonly referred to as quartzware. Parts made from quartz have very low impurities, are stable at elevated temperatures and do not react with almost all of the reactants used in chemical vapor deposition making quartz the material of choice for most chemical vapor deposition processes.

Rapid Thermal Processing (RTP): refers to a systems ability to rapidly heat, typically to temperatures up to 1200 Celsius in several seconds, a substrate.

Reflow Oven: a machine used primarily for melting solder and allowing it to then solidify for electrically connecting electronic components on a printed circuit board.

Rework Station: a system that allows for the removal and replacement of an electronic component on a printed circuit board.

Silicide Formation: a silicon reaction with a more electropositive element or radical, usually a metal, to form a new compound.

Solar Cell: a semiconductor device that converts light energy into electrical energy.

Solder reflow: a process of heating and melting solder that has been screen printed onto a printed circuit board in order to bond chips and other components to the board. Surface mount chips (SMT) use the reflow method.

Ultra -High Purity: a level of purity in a system which contains a very low concentration of contaminants.

Wafer: usually a circular slice of single-crystal semiconductor material less than 1mm in thickness and form 1” to 12” in diameter that is used in manufacturing of semiconductor devices and integrated circuits.

CVD EQUIPMENT CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Unaudited Consolidated Financial Statements

REPORT OF ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
CVD Equipment Corporation
Ronkonkoma, NY

We have audited the consolidated balance sheets of CVD Equipment Corporation and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVD Equipment Corporation and Subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ MOORE STEPHENS, P.C.
Certified Public Accountants

Cranford, New Jersey
March 9, 2007

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$257,341	$265,454
Accounts receivable, net	2,377,069	1,893,665
Investments	251,130	—
Cost and estimated earnings in excess of billings on uncompleted contracts	716,663	595,067
Inventories	2,704,506	2,067,255
Other current assets	118,300	49,597
Total Current Assets	6,425,009	4,871,038
Property, plant and equipment, net	4,778,807	5,090,536
Deferred income taxes — non-current	899,904	241,988
Other assets	708,114	610,304
Intangible assets, net	105,775	96,141
Total Assets	$12,917,609	$10,910,007
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt	$223,653	$217,204
Short-term notes payable	210,000	100,000
Short-term debt	2,109	—
Accounts payable	640,771	639,619
Accrued expenses	686,771	642,115
Accrued professional fees — related party	35,000	35,260
Deferred revenue	212,250	114,140
Deferred tax liability-current	263,396	—
Total Current Liabilities	2,273,950	1,748,338
Long-term Debt, net of current portion	2,776,801	2,923,424
Deferred tax liability — long-term	666,948	—
Total Liabilities	5,717,699	4,671,762
Commitments and Contingencies	—	—
Stockholders’ Equity:
Common stock — $0.01 par value -10,000,000 shares authorized; issued & outstanding, 3,250,500 shares at December 31, 2006 and 3,127,800 shares at December 31, 2005	32,505	31,278
Additional paid-in capital	3,405,474	3,049,362
Retained earnings	3,761,931	3,157,605
Total Stockholders’ Equity	7,199,910	6,238,245
Total Liabilities and Stockholders’ Equity	$12,917,609	$10,910,007

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ending December 31,

	2006	2005	2004
Revenue	$13,355,778	$11,225,316	$9,873,592
Costs of revenue	8,671,839	7,355,679	6,548,946
Gross profit	4,683,939	3,869,637	3,324,646
Operating expenses
Selling and shipping	756,122	716,377	691,281
General and administrative	2,899,702	2,495,432	2,225,250
Related party — professional fees	25,000	35,260	26,464
Total operating expenses	3,680,824	3,247,069	2,942,995
Operating income	1,003,115	622,568	381,651
Other income (expense):
Interest income	866	763	752
Interest expense	(223,509)	(219,255)	(212,547)
Other income	116,441	51,405	26,001
Total other (expense), net	(106,202)	(167,087)	(185,794)
Income before income tax	896,913	455,481	195,857
Income tax (expense)	(292,587)	(64,570)	(125,133)
Net income	$604,326	$390,911	$70,724
Basic earnings per common share	$0.19	$0.13	$0.02
Diluted earnings per common share	$0.19	$0.12	$0.02
Weighted average common shares outstanding basic earnings per share	3,169,177	3,097,698	3,039,100
Weighted average common shares outstanding diluted earnings per share	3,263,533	3,220,097	3,053,494

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
For the Years Ending 2006, 2005 and 2004

	Common Stock		Additional Paid -In Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance — December 31, 2003	3,039,100	$30,391	$2,902,149	$2,695,970	$5,628,510
Net income				70,724	70,724
Balance — December 31, 2004	3,039,100	$30,391	$2,902,149	$2,766,694	$5,699,234
Exercise of stock options	88,700	887	147,213		148,100
Net Income				390,911	390,911
Balance — December 31, 2005	3,127,800	$31,278	$3,049,362	$3,157,605	$6,238,245
Exercise of stock options	122,700	1,227	186,848		188,075
Stock based compensation expense			169,264		169,264
Net Income				604,326	604,326
Balance — December 31, 2006	3,250,500	$32,505	$3,405,474	$3,761,931	$7,199,910

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ending December 31,

	2006	2005	2004
Cash flows from operating activities:
Net income	$604,326	$390,911	$70,724
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	358,050	350,143	356,884
Stock based compensation expense	169,264	—	—
Deferred tax provision	272,428	58,755	139,619
Bad debt provision	(1,380)	(15,131)	4,430
Changes in operating assets and liabilities:
Accounts receivable	(482,024)	496,723	(559,942)
Investments	(251,130)	—	—
Cost in excess of billings on uncompleted Contracts	(121,596)	515,295	(534,628)
Inventory	(552,354)	(243,802)	(397,602)
Other current assets	(68,703)	61,146	(36,496)
Accounts payable	11,152	(86,087)	205,181
Accrued expenses	132,508	165,445	158,655
Customer Deposits	—	(298,152)	277,557
Billing in excess of costs on uncompleted contracts	—	—	(174,068)
Net cash provided by (used in) operating activities	70,541	1,395,246	(489,686)
Cash flows from investing activities:
Capital expenditures	(224,903)	(485,961)	(350,590)
Deposits	(13,762)	—	—
Net cash used in investing activities	(238,665)	(485,961)	(350,580)
Cash flows from financing activities:
Proceeds of short-term borrowings	1,690,309	685,000	1,425,000
Payments of short-term borrowings	(1,578,199)	(1,435,000)	(575,000)
Proceeds of long-term debt	90,000	—	26,460
Payments of long-term debt	(230,174)	(213,394)	(186,221)
Net proceeds from stock options exercised	188,075	148,100	—
Net cash provided by (used in) financing activities	160,011	(815,294)	690,239
Net (decrease) increase in cash and cash equivalents	(8,113)	93,991	(150,027)
Cash and cash equivalents at beginning of year	265,454	171,463	321,490
Cash and cash equivalents at end of year	$257,341	$265,454	$171,463

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 1 — Business Description

CVD Equipment Corporation and Subsidiary (the “Company”), a New York corporation, was organized and commenced operations in October 1982. Its principal business activities include the manufacturing of chemical vapor deposition equipment, customized gas control systems, the manufacturing of process equipment suitable for the synthesis of a variety of one-dimensional nanostructures and nanomaterials and a line of furnaces all of which are used primarily to produce semiconductors and other electronic components. The Company engages in business throughout the United States and the world.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CVD Equipment Corporation and its wholly owned subsidiary. In December 1998 , a subsidiary, Stainless Design Concepts, Ltd., was formed as a New York Corporation. In April 1999, this subsidiary was merged into CVD Equipment Corporation. The Company has one inactive subsidiary, CVD Materials Corporation as of December 31, 2006, 2005 and 2004. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as revenues on long-term contracts recognized on the percentage-of-completion method, allowances for doubtful accounts, depreciation and amortization, tax provisions and product warranties.

Revenue and Income Recognition

The Company recognizes revenues and income using the percentage-of-completion method for custom production-type contracts while revenues from other products are recorded when such products are accepted and shipped. Profits on custom production-type contracts are recorded on the basis of the Company’s estimates of the percentage-of-completion of individual contracts, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Under this method, revenues are recognized based on costs incurred to date compared with total estimated costs.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs on uncompleted contracts,” represents amounts billed in excess of revenues earned.

Investments

Investments in unconsolidated companies in which the Company owns less then a 20% interest or otherwise does not exercise a significant influence are carried at cost.

Inventories

Inventories are valued at the lower of cost (determined on the first-in, first-out method) or market.

Reclassifications

Certain items have been reclassified in the 2005 financial statements to conform to the 2006 presentation. These reclassifications have no effect on the net income previously reported.

Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statements and tax bases of assets and liabilities, as measured by the current

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 2 — Summary of Significant Accounting Policies  – (continued)

enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax assets and liabilities. A valuation allowance is not considered necessary by management since it is more likely than not that the deferred tax asset will be realized. An allowance may be necessary in the future based on changes in economic conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged against operations as incurred. The cost of certain labor and overhead which is expected to benefit future periods has been capitalized and amortized. Depreciation and amortization are computed by the straight-line method for financial statement purposed over the following estimated useful lives:

Estimated Useful Life
(years)
Buildings	39
Building improvements	5-39
Machinery and equipment	8
Furniture and fixtures	8
Computer equipment	5
Transportation equipment	3

Software Capitalization

The Company follows Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. This standard requires certain direct development costs associated with internal-use software to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. These costs totaled $123,115, $252,483 and $269,596 for the years ended December 31, 2006, 2005 and 2004 respectively and are included in Other Assets. All software is amortized straight-line over its useful life of three years. Amortization expense related to software totaled $37,194, $47,446 and $40,299 for the years ended December 31, 2006, 2005, and 2004 respectively.

Intangible Assets

The cost of intangible assets is being amortized on a straight-line basis over their useful lives ranging from 5 to 15 years. Amortization expense recorded by the Company in 2006, 2005 and 2004 totaled $18,027, $13,416 and $13,419 respectively.

Bad Debts

Accounts receivables are presented net of an allowance for doubtful accounts of $7,217, $8,597 and $23,728 as of December 31, 2006, 2005 and 2004 respectively. The allowance is based on prior experience and management’s evaluation of the collectibility of accounts receivable. Management believes the allowance is adequate. However, future estimates may change based on changes in economic and customer conditions.

Product Warranty

The Company records warranty costs as incurred and does not provide for possible future costs. Management estimates such costs not to be material based on prior experience. However, it is reasonably possible that this estimate may change in the future.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 2 — Summary of Significant Accounting Policies  – (continued)

Advertising Costs

The company expenses advertising and trade show costs which are not expected to benefit future periods. These expenses which are included in selling and shipping expenses were $57,508, $53,492 and $25,822 in 2006, 2005 and 2004 respectively.

Earnings Per Share

Basic net earnings per common share is computed by dividing the net income by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share reflects the dilutive effect of the assumed exercise of options. Items which may dilute earnings per share in future periods are disclosed in Note 13.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company places its cash equivalents with high credit-quality financial institutions and invests its excess cash primarily in money market instruments. The Company has established guidelines relative to credit ratings and maturities that seek to maintain stability and liquidity. The Company sells products and services to various companies across several industries in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. Generally, the Company does not require collateral or other security to support trade receivables.. See Note 15 for concentration details.

Fair value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued expenses, approximate fair value due to the relatively short maturity of these instruments. The carrying value of long-term debt approximates fair value based on borrowing rates currently available for loans with similar terms and maturities.

Stock-Based Compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123-R “Share-Based Payment” using the modified prospective method. SFAS No. 123-R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123-R, the Company recognized compensation cost for all share-based payments granted after January 1, 2006, plus any awards granted to employees prior to January 1, 2006 that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made.

Prior to January 1, 2006 the Company recognized the cost of employee services received in exchange for equity instruments in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued Employees” (APB 25). APB 25 required the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee must pay for the stock. Compensation expense was measured under APB 25 on the date the shares were granted. Under APB 25, no compensation expense was recognized for stock options.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 2 — Summary of Significant Accounting Policies  – (continued)

Shipping and Handling

It is the Company’s policy to include freight in total sales. The amount included in sales was $34,214, $33,540 and $18,304 for the years ended December 31, 2006, 2005 and 2004 respectively. Included in selling and shipping is $98,138, $87,844 and $58,629 for shipping and handling costs for 2006, 2005 and 2004 respectively.

Recently Issued Accounting Standards

In February 2006, the Financial Accounting Standards Boards (“FASB”) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB No. 133, Accounting for Derivative Instruments and Hedging Activities, and FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB No. 155 provides the framework for fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, as well as establishing a requirement to evaluate interests in securitized financial assts to identify interests. FASB No. 155 further amends FASB No. 140 to eliminate the prohibition on a qualifying special purpose entity’s holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The guidance in FASB No.155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB No. 133 and which concentrations of credit risk in the form of subordination are not embedded derivatives. This Statement is effective for financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. FASB No. 155 is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2006, FASB issued Statement No. 156 (“FASB No. 156”), Accounting for the Servicing of Financial Assets, an amendment of FASB Statement No. 140. FASB No. 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset occurs by entering into a service contract. FASB No.156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or the fair market value method. FASB No. 156 is effective at the beginning of the first fiscal year that begins after September 15, 2006. FASB No. 156 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for the uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Interpretation No. 48 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The other accounting pronouncements affected include Statements No. 107, Disclosures about Fair Value of Financial Instruments; No. 115, Accounting for Certain Investments; No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations; No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement No. 157 is effective for financial statements issued for fiscal years after November 15, 2007 and interim periods within those fiscal years. Statement No. 157 is not expected to have a material impact on the Company’s consolidated financial statements.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 2 — Summary of Significant Accounting Policies  – (continued)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides guidance on the consideration of the effects of prior year misstatements when quantifying misstatements in current year financial statements. SAB 108 recommends using both the “rollover” and “iron curtain” approaches when quantifying misstatements from prior years to determine materiality. If the misstatement in the current year financial statements is material after the application of both the “rollover” and “iron curtain” approaches, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. If the cut-off error that existed in the prior year was not discovered until the current year, a separate analysis of the prior year (and any other prior year in which previously undiscovered errors existed) would need to be performed to determine whether such prior year financial statements were materially misstated. If a material misstatement did occur, then the prior year financial statements would need to be restated. SAB 108 is effective for fiscal years ended after November 15, 2006. SAB 108 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2007, FASB issued Statement No. 159 (“FASB 159”), The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The measurement option is applied to:

(1)	Recognized financial assets and financial liabilities except for:
(a)	An investment in a subsidiary that the entity is required to consolidate.
(b)	An interest in a variable interest entity that the entity is required to consolidate.
(c)	Employees’ and plans’ obligations for pension benefits, other postretirement benefits, post-employment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements.
(d)	Financial assets and financial liabilities recognized under leases as defined in FASB Statement No. 13, Accounting for Leases.
(e)	Deposit liabilities, withdrawable on demand, of banks, savings and loan associates, credit unions, and other similar depository institutions.
(f)	Financial instruments that are in whole, or in part, classified by the user as a component of shareholders’ equity.
(2)	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments.
(3)	Nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services.
(4)	Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument.

The fair value option:

(1)	May be applied instrument by instrument, with a few exceptions, such as investments other wise accounted for by the equity method.
(2)	Is irrevocable (unless a new election date occurs).
(3)	Is applied only to entire instruments and not to portions of instruments.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. FASB 159 is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3 — Supplemental Cash Flow Information

During 2006, certain assets in property, plant and equipment, with a net book value of $84,897 were reclassified into inventory. Options to purchase 10,000 common shares were issued to an employee. The option price for all options granted was equal to or greater than the fair market value per share on the date the option was granted and no compensation cost was recognized.

During 2005, options to purchase 176,500 common shares were issued to certain employees and members of the board of directors. The option price for all options granted in 2005 was equal to or greater than the fair market value per share on the date the option was granted and no compensation cost was recognized.

	2006	2005	2004
Cash paid during the year for:
Income taxes, net of refunds	$10,047	$4,509	$3,256
Interest	222,861	212,547	222,580

Note 4 — Investments

The Company sold equipment to a Customer for a purchase price of one hundred four thousand, four hundred eighty two (104,482) shares of common stock, par value $.001 per share. Between July 19, 2007 and July 31, 2007, the Company has the option to demand that the Customer make cash payment i.e.: two hundred fifty-one thousand, one hundred thirty 00/100 U.S. dollars ($251,130) for the equipment, the amount that would have been required had the Customer made cash payment for the equipment on July 19, 2006 in exchange for the return of said stock. The Customer’s obligation to make such payment pursuant to the terms of the option is secured by a perfected lien upon the subject equipment and the Company’s right to execute upon the aforesaid common stock. In the event the Customer does not make full payment, the Company has also reserved the right to maintain plenary proceedings against the Customer for the purpose of recovering such sums as may be due as well as the right to obtain a deficiency judgment in the event that the collateral in the equipment and stock is insufficient to discharge said obligation.

Note 5 — Uncompleted Contracts

Costs, estimated earnings, and billings on uncompleted contracts are summarized as follows:

	2006	2005	2004
Costs incurred on uncompleted contracts	$1,509,672	$961,735	$1,142,057
Estimated earnings	2,015,836	901,390	1,084,166
	3,525,508	1,863,125	2,226,223
Billings to date	(2,808,845)	(1,268,058)	(1,115,861)
	$716,663	$595,067	$1,110,362
Included in accompanying balance sheets Under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$716,663	$595,067	$1,110,362
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—
	$716,663	$595,067	$1,110,362

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 6 — Inventory

December 31,	2006	2005	2004
Raw materials	$860,085	$849,355	$628,934
Work-in-process	1,515,460	854,115	686,325
Finished goods	328,961	363,785	508,194
	$2,704,506	$2,067,255	$1,823,453

Note 7 — Property, Plant and Equipment

Major classes of property, plant and equipment consist of the following:

	2006	2005	2004
Land	$760,000	$760,000	$760,000
Buildings	2,815,839	2,815,839	2,815,839
Building improvements	1,398,054	1,394,976	1,378,552
Machinery and equipment	1,379,656	1,347,842	1,246,470
Capitalized labor and overhead	216,602	216,602	216,602
Furniture and fixtures	236,419	226,022	224,542
Computer equipment	250,419	221,635	201,377
Transportation equipment	74,709	74,709	74,709
Demo equipment	—	42,776	—
Lab equipment	—	42,121	—
Totals at Cost	7,131,698	7,142,487	6,918,091
Accumulated depreciation and amortization	(2,352,910)	(2,051,951)	(1,765,074)
	$4,778,788	$5,090,536	$5,153,017
Depreciation and amortization expense	$300,924	$287,404	$294,901

During 2006, certain assets in property, plant and equipment, with a net book value of $84,897 were reclassified into inventory.

Note 8 — Intangible Assets

Intangible assets are summarized as follows:

December 31, 2006

Intangible Asset	Weighted Average Amortization Period	Cost	Accumulated Amortization	Net of Accumulated
Licensing Agreement	5	10,000	10,000	0
Patents & Copyrights	14	32,019	16,924	15,095
Intellectual Property	15	100,000	36,669	63,331
Certifications	3	27,661	4,610	23,051
Other	5	21,492	17,194	4,298
Totals	11	191,172	85,397	105,775

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 8 — Intangible Assets  – (continued)

December 31, 2005

Intangible Asset	Weighted Average Amortization Period	Cost	Accumulated Amortization	Net of Accumulated Amortization
Licensing Agreement	5	10,000	10,000	0
Patents & Copyrights	14	32,019	14,472	17,547
Intellectual Property	15	100,000	30,002	69,998
Other	5	21,492	12,896	8,596
Totals	13	163,511	67,370	96,141

December 31, 2004

Intangible Asset	Weighted Average Amortization Period	Cost	Accumulated Amortization	Net of Accumulated Amortization
Licensing Agreement	5	10,000	10,000	0
Patents & Copyrights	14	32,019	12,021	19,998
Intellectual Property	15	100,000	23,335	76,665
Other	5	21,492	8,597	12,895
Totals	13	163,511	53,953	109,558

The estimated amortization expense related to intangible assets for each of the five succeeding fiscal years and thereafter as of December 31, 2006 is as follows:

Year Ended December 31,
2007	$22,638
2008	18,339
2009	12,229
2010	7,619
2011	7,619
Thereafter	37,331
Total	$105,775

Note 9 — Financing Arrangements

The Company has a line of credit with a bank which allows the Company to borrow up to $1,250,000 until June 1, 2007. Interest is payable on any unpaid principal balance at the bank’s prime rate plus ¾ of 1%. The balances outstanding on this facility as of December 31, 2006, 2005 and 2004 were $210,000 and $100,000 and $850,000 respectively. The prime rate was 8.25%, 7.25% and 5.25% at December 31, 2006, 2005 and 2004 respectively. The weighted average interest rate on the Company’s short-term borrowings for 2006, 2005 and 2004 was 7.96%, 6.19% and 5.46%respectively.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 10 — Long-term Debt

Long-term debt consists of the following:	2006	2005	2004
KIDCO REALTY CORP.
$900,000 purchase money mortgage secured by real property, building and improvements in Saugerties, New York; payable in equal monthly installments of $5,988 including interest at 7% per annum; entire principal comes due in May 2009.	$810,508	$825,068	$838,645
GENERAL ELECTRIC CAPITAL CORPORATION
$2,700,000 mortgage payable secured by real property, building and improvements in Ronkonkoma, New York; payable in equal monthly installments of $22,285, including interest at 5.67% per annum; pursuant to an installment sale agreement with the Town of Islip Industrial Development Agency; final payment due March 2017.	2,075,148	2,220,402	2,357,668
NORTH FORK BANK
Sixty month installment note; payable in monthly installments of $4,922, including interest at 7.74% per annum; final payment due August 2007; collateralized by equipment costing $244,239.	37,768	90,900	140,087
NORTH FORK BANK
Sixty month installment note, payable in monthly installments of $1,776, including interest at 6.75% per annum; final payment due January 2011, collateralized by equipment costing $90,000.	77,030	—	—
KEY EQUIPMENT FINANCE
Twenty-four month installment note, payable in monthly installments if $1,123, including interest at 1.9% per annum; final payment due May 2006, collateralized by software costing $26,460.	—	$4,258	17,622
	3,000,454	3,140,628	3,354,022
Less: Current maturities	223,653	217,204	213,394
	$2,776,801	$2,923,424	$3,140,628

Future maturities of long-term debt as follows:

Year ended December 31, 2007	$223,653
Year ended December 31, 2008	197,123
Year ended December 31, 2009	969,252
Year ended December 31, 2010	202,446
Year ended December 31, 2011	196,184
Thereafter	1,211,796
$3,000,454

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 11 — Earnings per Share

The calculation of basic and diluted weighted average common shares outstanding is as follows:

	2006	2005	2004
Weighted average common shares outstanding basic earnings per share	3,169,177	3,097,698	3,039,100
Effect of potential common share issuance:
Stock options	94,356	122,399	14,394
Weighted average common shares outstanding
Diluted earnings per share	3,263,533	3,220,097	3,053,494

Outstanding options to purchase 117,500, 136,000 and 305,900 shares at December 31, 2006, December 31, 2005, and December 31, 2004 respectively, were not included in the earnings per share calculation, because the exercise price was higher than the market price.

Note 12 — Income Taxes

The provision (benefit) for income taxes includes the following:

	2006	2005	2004
Current:
Federal	$18,437	$—	$—
State	1,722	5,815	(14,486)
Total Current Provision	20,159	5,815	(14,486)
Deferred:
Federal	223,888	81,305	85,638
State	48,540	(22,550)	53,981
Total Deferred Provision	272,428	58,755	139,619
	$292,587	$64,570	$125,133

The Company has New York State investment tax credit carryforwards of approximately $263,000 that may be offset against future state tax liabilities through the year 2019 and other state tax credits totaling approximately $327,000 which may be carried forward indefinitely. The Company accounts for investment tax credits primarily by the flow-through method.

As of December 31, 2006, the Company had federal and state net operating loss (NOL’s) carryforwards totaling approximately $40,000 and $277,000, respectively. These NOL’s were incurred in the 2003 tax year and may be used to offset taxable income in future periods through 2023. Current federal and state income tax expenses are net of tax benefits from net operating loss carry forwards of approximately $163,000 and $143,000 respectively.

The difference between the provision for income taxes at the Company’s effective income tax rate and the federal statutory rate of 34% is as follows:

	2006	2005	2004
Statutory rate	34%	34%	34%
State taxes, net of federal benefits	7%	5%	7%
Benefit of federal and state net operating loss carryforwards	(6%)	(23%)	—
Investment and other tax credits	(2%)	(2%)	23%
Totals	33%	14%	64%

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 12 — Income Taxes  – (continued)

The tax effects of temporary differences giving rise to significant portions of deferred taxes are as follows:

	2006	2005	2004
Allowance for doubtful accounts	$2,834	$3,377	$9,320
Inventory capitalization	103,435	76,330	67,353
Deferred revenue	(791,821)	(354,066)	(425,860)
Net operating loss	34,600	26,790	222,555
Depreciation and amortization	(173,123)	(225,141)	(190,376)
Investment and other tax credits	589,768	588,908	579,213
Compensation costs	66,487	—	—
Vacation Accrual	129,720	118,130	28,963
Other	7,660	7,660	9,575
Net deferred tax (liability) asset	$(30,440)	$241,988	$300,743

Management believes the deferred tax asset will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income. However, it is at least reasonably possible that management’s estimate of future realization may change in future periods.

Note 13 — Stock Option Plans

On June 15, 1989 the Company instituted a non-qualified stock option plan (the “Plan”). In connection therewith, 700,000 shares of the Company’s common stock are reserved for issuance pursuant to options that may be granted under the Plan through June 30, 2009. On June 3, 1996, the Company issued 84,000 options which expire ten years from the date of grant. None of these options were exercisable until June 3, 1999. The option price was less than the fair market value per share on the date the 1996 options were granted. On April 15, 1998, 140,000 options were granted to employees under this plan. Options granted in 1998 vest straight-line over a four-year period following the date of grant and expire five years after the date of grant. On July 16, 1999, 52,500 options were granted to employees under this Plan. Options granted in 1999 vest incrementally over four-year periods following the date of grant and expire seven years after the date of grant. On February 2, 2000, 242,000 options were granted to employees under this plan. On May 7, 2000 and August 8, 2000, a total of 80,000 options were granted to employees. On October 26, 2000, 3,500 options were granted to employees. All options vest over a four-year period. All options granted in 2000 expire seven years after the date of grant. The option price for options granted in 1999 and 2000 is an amount per share of not less than the fair market value per share on the date the option is granted. On April 1, 2003, the Company granted 12,500 options to employees under this plan which expire April 1, 2008, and on September 23, 2003 granted 75,000 options to directors which expire on September 23, 2010. On June 17, 2005 and August 4, 2005, 56,500 and 15,000 options respectively, were granted to employees under this plan, which expire on June 16, 2012 and August 3, 2012. All of these options vest equally over a four-year period. On September 13, 2005 105,000 options were granted to directors which vest over three years and expire on September 12, 2012. On June 22, 2006 10,000 options which vest equally over a four-year period were granted to an employee under the plan which expires on June 21, 2013.

In November 2006, the Company registered a non-qualified stock option plan that the shareholders had approved in July 2001, covering key employees, officers, directors and other persons that may be considered as service providers to the Company. Options will be awarded by the Board of Directors or by a committee appointed by the board. Under the plan, an aggregate of 300,000 shares of Company common stock, $.01 par value, are reserved for issuance or transfer upon the exercise of options which are granted. Unless otherwise provided in the option agreement, options granted under the plan shall become exercisable in 25% installments commencing one year from the anniversary date of the grant.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 13 — Stock Option Plans  – (continued)

The purchase price of the common stock under each option shall be no lower than the average bid price per share, calculated on a monthly basis, that the common stock (as reported by AMEX) traded during the calendar year immediately preceding the year in which the option is granted. The stock options generally expire five years after the date of grant. The stock option plan shall terminate on July 22, 2011. No options have been granted under the July 2001 plan.

A summary of stock option activity related to the Company’s Plan is as follows:

Year Ended	Beginning Balance Outstanding	Granted During Period	Exercised During Period	Cancelled During Period	Ending Balance Outstanding	Exercisable
December 31, 2004
Number of shares	365,400	0	0	10,000	355,400	296,650
Weighted average exercise price per share	$1.69	0	0	$1.75	$1.69	$1.68
December 31, 2005
Number of shares	355,400	176,500	88,700	0	443,200	276,700
Weighted average exercise price per share	$1.69	$3.42	$1.67	0	$2.39	$2.03
December 31, 2006
Number of shares	443,200	10,000	122,700	7,500	323,000	196,875
Weighted average exercise price per share	$2.39	$3.00	$1.53	$2.26	$2.73	$2.30

The following table summarizes information about the options at December 31, 2006.

	Options Outstanding			Options Exercisable
Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.25 – $1.50	55,000	3.74	$1.40	55,000	$1.40
$1.51 – $1.75	48,000	.09	$1.75	48,000	$1.75
$2.00 – $2.75	76,500	3.55	$2.16	41,625	$2.07
$3.00 – $3.25	28,500	5.31	$3.07	7,250	$3.16
$3.75 – $4.00	10,000	1.25	$3.88	10,000	$3.88
$4.00 – $4.25	105,000	5.70	$4.10	35,000	$4.10

On January 1, 2006, the Company adopted the provisions of SFAS No. 123-R “Share-Based Payment” using the modified prospective method. SFAS No. 123-R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123-R, the Company recognized compensation cost for all share-based payments granted after January 1, 2006, plus any awards granted to employees prior to January 1, 2006 that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made.

Prior to January 1, 2006 the Company recognized the cost of employee services received in exchange for equity instruments in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued Employees” (APB 25). APB 25 required the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 13 — Stock Option Plans  – (continued)

must pay for the stock. Compensation expense was measured under APB 25 on the date the shares were granted. Under APB 25, no compensation expense was recognized for stock options.

The intrinsic value of the 122,700 and 88,700 options exercised during the years ended December 31, 2006 and 2005, was $188,075 and $148,100 respectively.

During the current period ended December 31, 2006 the Company recorded into selling and general administrative expense approximately $169,000, for the cost of employee services received in exchange for equity instruments based on the grant-date fair value of those instruments in accordance with the provisions of SFAS No. 123-R.

During the periods ended December 31, 2005 and December 31, 2004 had the cost of employee services received in exchange for equity instruments been recognized based on the grant-date fair value of those instruments in accordance with the provisions of SFAS No. 123. The Company’s net income and earnings per share would have been impacted as shown in the following table.

There were no options granted in 2004.The weighted average grant date fair value of options granted during 2005 was $3.42.

	2005	2004
Net income as reported	$390,911	$70,724
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-0-	-0-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$(92,284)	$(71,978)
Pro-forma net income (loss)	$298,627	$(1,254)
Earnings per share:
Basic-as reported	$.13	$.02
Basic-pro form	$.10	$.00
Diluted –as reported	$.12	$.02
Diluted –pro forma	$.09	$.00

The fair value used in the pro forma data was estimated by using the Black-Scholes option-pricing model which took into account as of the grant date, the exercise price and the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option. The following is the average of the data used for the following items.

Year Ended	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
December 31, 2006	2.5%	3.9 Years	126.54%	None
December 31, 2005	2.5%	5.7 Years	126.54%	None

Note 14 — Defined Contribution Plan

On August 1, 1998, the Company adopted a 401(k) Plan for the benefit of all eligible employees. All employees as of the effective date of the 401(k) Plan became eligible. An employee who became employed after August 1, 1998, would become a participant after three months of continuous service.

Participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Employer contributions are optional. During the years ended December 31,

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 14 — Defined Contribution Plan  – (continued)

2006, 2005 and 2004 the Company incurred administrative costs totaling $2,394, $1,805 and $2,530 respectively. No employer contribution has been made for 2006, 2005 or 2004.

Note 15 — Concentration of Credit Risk

Cash

The Company places most of its temporary cash investments with two financial institutions. Balances may exceed the Federal Deposit Insurance Corporation limit. The amount at risk at December 31, 2006, at December 31, 2005 and December 31, 2004 was approximately $157,000, $165,000 and $71,000respectively. The Company has not experienced any loss to date as a result of this policy.

Significant Customers

The Company’s sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology. In 2006, one customer, from the CVD division, represented $1,204,000 or 9% of our total revenues and approximately $281,000 or 11% of our total billed and unbilled receivables at December 31, 2006. In 2005, one customer, from the Conceptronic division represented approximately $1,347,000 or 12% of the Company’s total revenue for that year and $417,000 or 22% of the Company’s total billed and unbilled receivables at December 31, 2005. One other customer from the CVD division represented approximately $284,000 or 15% of the total billed and unbilled receivables at December 31, 2005. In 2004, one customer from the Conceptronic division represented approximately 17% of the Company’s total revenue and 16% of the Company’s total billed and unbilled receivables at December 31, 2004.

Export Sales

Export sales to unaffiliated customers represented approximately 31%, 29% and 32% of sales for the years ended December 31, 2006, 2005 and 2004 respectively, Export sales in 2006 were primarily to customers in Europe and Asia. In 2005 and 2004 export sales were primarily to customers in Asia. All contracts are denominated in U.S. dollars. The Company does not enter into any foreign exchange contracts.

Note 16 — Related Party Transactions

The general counsel for the Company is also a director. The Company incurred legal fees for his professional services of approximately $25,000, $35,000 and $26,000 for the years ended December 31, 2006, 2005 and 2004 respectively. As of December 31, 2006, 2005 and 2004 the Company owed the general counsel approximately $35,000, $35,000 and $41,000 respectively.

Note 17 — Other Income

Other income for the year ended December 31, 2006 was approximately $116,000. In 2004, the Company wrote off a sale to a customer that filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. In 2006, the liquidating trust distributed $92,400 to the Company, which represented 33% of the claim.

Note 18 — Segment Reporting

The Company adopted SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company operates through (3) segments, CVD, SDC and Conceptronic. The CVD division is utilized for silicon, silicon germanium, silicon carbide and gallium arsenide processes. SDC is the Company’s ultra-high purity manufacturing division in Saugerties, New York. Conceptronic is a manufacturer of Surface Mount Technology equipment. The accounting policies of CVD, SDC and Conceptronic are the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates performance based on several factors, of which the primary financial measure is earnings before taxes.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 18 — Segment Reporting  – (continued)

The following table presents certain information regarding the Company’s segments as of December 31, 2006 and for the year then ended:

	CVD	SDC	Conceptronic	Eliminations	Consolidated
Assets	$11,946,392	$2,364,017	$2,693,397	$(4,086,197)	$12,917,609
Revenue	$6,902,521	$3,650,190	$3,386,998	$(583,931)	$13,355,778
Interest Income	231	635	-0-		866
Interest Expense	77,934	68,002	77,573		223,509
Depreciation and amortization	214,254	119,574	24,222		358,050
Capital expenditures	205,294	19,609	-0-		224,903
Pretax earnings (loss)	1,233,982	148,627	(485,696)		896,913

The following table presents certain information regarding the Company’s segments as of December 31, 2005 and for the year then ended:

	CVD	SDC	Conceptronic	Eliminations	Consolidated
Assets	$9,736,996	$2,060,657	$2,741,119	$(3,628,765)	$10,910,007
Revenue	$4,589,205	$3,033,751	$4,611,452	$(1,009,092)	$11,225,316
Interest Income	522	241	-0-		763
Interest Expense	77,056	65,213	76,986		219,255
Depreciation and amortization	201,481	124,195	24,467		350,143
Capital expenditures	476,371	9,590	-0-		485,961
Pretax earnings (loss)	640,331	(165,301)	(19,549)		455,481

The following table presents certain information regarding the Company’s segments as of December 31, 2004 and for the year then ended:

	CVD	SDC	Conceptronic	Eliminations	Consolidated
Assets	$10,026,533	$2,604,804	$2,878,597	$(3,956,771)	$11,553,183
Revenue	$2,885,410	$2,843,293	$4,948,170	$(803,281)	$9,873,592
Interest Income	-0-	752	-0-		752
Interest Expense	76,678	59,190	76,679		212,547
Depreciation and amortization	201,958	130,876	24,050		356,884
Capital expenditures	36,721	8,150	3,015		47,886
Pretax earnings (loss)	(38,052)	140,380	93,529		195,857

Note 19 — Commitments and Contingencies

Legal Proceedings

On September 24, 1999 the Company was named in a lawsuit. The nature of this legal proceeding focused on the intellectual property obtained during the purchase of assets of Stainless Design Corporation. On November 10, 1999, the Company responded with a counterclaim. It is the Company’s legal counsels’ belief that the lawsuit against the Company is without merit. The Company considers its potential exposure to be negligible and/or covered by insurance.

In May 2002, the Company instituted a new action against Precisionflow Technologies, Inc., in the United States District for the Northern District of New York also seeking injunctive relief and monetary damages based upon additional copyright violations. A motion by Precisionflow Technologies, Inc. to dismiss this action has been pending since June 2002.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$199,621	$257,341
Accounts receivable, net	1,486,502	2,377,069
Investments	251,130	251,130
Costs and estimated earnings in excess of billings on uncompleted contracts	1,787,089	716,663
Inventories	2,903,676	2,704,506
Other current assets	178,251	118,300
Total current assets	6,806,269	6,425,009
Property, plant and equipment, net	5,029,155	4,778,807
Deferred income taxes	943,218	899,904
Other assets	632,115	708,114
Intangible assets, net	94,457	105,775
	$13,505,214	$12,917,609
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$225,550	$223,653
Bank line of credit	—	210,000
Short-term debt	—	2,109
Accounts payable	556,093	640,771
Accrued expenses	785,211	686,771
Accrued professional fees – related party	35,000	35,000
Deferred revenue	12,881	212,250
Deferred tax liability	256,096	263,396
Total current liabilities	1,870,831	2,273,950
Long-term debt, net of current portion	2,790,933	2,776,801
Bank line of credit	585,000	—
Deferred tax liability	620,934	666,948
Total liabilities	5,867,698	5,717,699
Commitments and contingencies	—	—
Common stock, par value $.01 per share, authorized 10,000,000 shares; issued and outstanding, 3,303,500 shares at June 30, 2007 and 3,250,500 shares at December 31, 2006	33,035	32,505
Additional paid-in capital	3,581,213	3,405,474
Retained earnings	4,023,268	3,761,931
Total stockholders’ equity	7,637,516	7,199,910
	$13,505,214	$12,917,609

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Revenue	$3,071,244	$3,111,132	$6,882,521	$6,322,605
Cost of revenue	1,899,693	2,044,806	4,455,022	4,186,182
Gross profit	1,171,551	1,066,326	2,427,499	2,136,423
Operating expenses
Selling and shipping	148,260	200,362	426,570	397,231
General and administrative	780,020	731,441	1,543,246	1,449,650
Related party – professional fees	25,000	10,000	35,000	10,000
Total operating expenses	953,280	941,803	2,004,816	1,856,881
Operating income	218,271	124,523	422,683	279,542
Other income (expense)
Interest income	34	387	61	408
Interest expense	(52,300)	(58,880)	(105,773)	(115,527)
Other income	34,309	11,285	39,403	86,754
Total other (expense)	(17,957)	(47,208)	(66,309)	(28,365)
Income before income taxes	200,314	77,315	356,374	251,177
Income tax provision	(35,387)	(54,252)	(95,037)	(115,167)
Net income	$164,927	$23,063	261,337	$136,010
Basic income per share	$0.05	$0.01	$0.08	$0.04
Diluted income per common share	$0.05	$0.01	$0.08	$0.04
Weighted average common shares outstanding basic income per share	3,286,732	3,146,273	3,292,660	3,135,314
Effect of potential common share issuances
Stock options	151,480	155,102	139,432	158,769
Weighted average common shares outstanding diluted income per share	3,438,212	3,301,375	3,432,092	3,294,083

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30
	2007	2006
Cash flows from operating activities
Net income	$261,337	$136,010
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Stock based compensation expense	85,268	85,926
Depreciation and amortization	211,638	169,319
Deferred tax benefit	(96,628)	(99,043)
Bad debt provision	(2,000)	—
Changes in operating assets and liabilities:
Accounts receivable	892,566	(423,338)
Cost in excess of billings on uncompleted contracts	(1,070,426)	207,000
Inventory	(199,170)	(544,114)
Other current assets	(59,951)	(49,180)
Accounts payable	(84,678)	30,650
Accrued expenses	98,443	275,575
Deferred revenue	(199,369)	239,486
Net cash (used in) provided by operating activities	(162,970)	28,291
Cash flows from investing activities:
Capital expenditures	(388,435)	(191,064)
Deposits	13,766	—
Net cash used in investing activities	(374,669)	(191,064)
Cash flows from financing activities:
Proceeds from short-term borrowings	1,125,000	840,000
Payments of short-term borrowings	(1,335,000)	(400,000)
Proceeds from bank line of credit – long-term	585,000	—
Proceeds from long-term debt	139,510	115,309
Payments of long-term debt	(125,591)	(126,808)
Net proceeds from stock options exercised	91,000	43,750
Net cash provided by financing activities	479,919	472,251
Net (decrease) increase in cash and cash equivalents	(57,720)	309,478
Cash and cash equivalents at beginning of period	257,341	265,454
Cash and cash equivalents at end of period	$199,621	$574,932
Supplemental disclosure of cash flow information:
Interest Paid	$104,250	$119,198
Income Taxes Paid	$101,447	$100

The accompanying notes are an integral part of the consolidated financial statements

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1: Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to make the interim financials not misleading have been included and all such adjustments are of a normal recurring nature. The operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that can be expected for the year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited financial statements at such date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The accounting policies followed by the Company are set forth in Note 2 to the Company’s consolidated financial statements in the December 31, 2006 Form 10-KSB.

For further information, please refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report of Form 10-KSB for the year ended December 31, 2006.

Intercompany transactions have been eliminated in consolidation.

Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CVD Equipment Corporation and its wholly owned subsidiary. In December 1998, a subsidiary, Stainless Design Concepts, Ltd., was formed as a New York corporation. In April 1999, this subsidiary was merged into CVD Equipment Corporation. The Company has one inactive subsidiary, CVD Materials Corporation as of December 31, 2006 and 2005. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as revenues on long-term contracts recognized on the percentage-of-completion method, allowances for doubtful accounts, depreciation and amortization, tax provisions and product warranties.

Revenue and Income Recognition

The Company recognizes revenues and income using the percentage-of-completion method for custom production-type contracts while revenues from other products are recorded when such products are accepted and shipped. Profits on custom production-type contracts are recorded on the basis of the Company’s estimates of the percentage-of-completion of individual contracts, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Under this method, revenues are recognized based on costs incurred to date compared with total estimated costs.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2: Summary of Significant Accounting Policies  – (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Investments

Investments in unconsolidated companies in which the Company owns less than a 20% interest or does not exercise a significant influence are carried at cost.

Note 3: Uncompleted Contracts

Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:

	June 30, 2007	December 31, 2006
	(Audited)
Costs incurred on uncompleted contracts	$1,959,177	$1,509,672
Estimated earnings	3,080,769	2,015,836
	5,039,946	3,525,508
Billings to date	(3,252,857)	(2,808,845)
	$1,787,089	$716,663
Included in accompanying balance sheets
Under the following caption:
Costs and estimated earnings in excess of billings on uncompleted contracts	$1,787,089	$716,663

Note 4: Inventories

Inventories consist of the following:

	June 30, 2007	December 31, 2006
	(Audited)
Raw materials	$876,432	$860,085
Work-in-process	1,698,283	1,515,460
Finished goods	328,961	328,961
	$2,903,676	$2,704,506

Note 5: Bad Debts

Accounts receivables are presented net of an allowance for doubtful accounts of $5,217 and $7,217 as of June 30, 2007 and December 31, 2006 respectively. The allowance is based on prior experience and management’s evaluation of the collectibility of accounts receivable. Management believes the allowance is adequate. However, future estimates may change based on changes in economic conditions.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6: Bank Line of Credit

	June 30, 2007	December 31, 2006
	(Audited)
Short Term Borrowings	$—	$210,000
Long term Borrowings	$585,000	—

On June 1, 2007, the Company entered into a new three-year Revolving Credit Agreement with a bank permitting it to borrow on a revolving basis amounts up to $2,000,000 until June 1, 2010. Interest is payable on any unpaid principal balance at a rate per annum to be elected by the Company which shall be equal to either (1) the LIBOR Rate plus 2.50% or the bank’s prime rate plus ¼ of 1%. The amount outstanding on the facility was $585,000 and $210,000 on June 30, 2007 and December 31, 2006 respectively. Borrowings are collateralized by the Company's assets. Amounts outstanding as of December 31, 2006 were borrowed under the Company’s prior facility which is now terminated.

Note 7: Stock Compensation Expense

On January 1, 2006, the Company adopted the provisions of SFAS No. 123-R “Share-Based Payment” using the modified prospective method. SFAS No. 123-R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123-R, the Company recognized compensation cost for all share-based payments granted after January 1, 2006, plus any awards granted to employees prior to January 1, 2006 that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made.

During the three and six months ended June 30, 2007 and June 30, 2006, the Company recorded into selling and general administrative expense approximately $44,000 and $85,000 and $33,000 and $86,000 respectively for the cost of employee services received in exchange for equity instruments based on the grant-date fair value of those instruments in accordance with the provisions of SFAS No. 123-R.

Note 8: Income Taxes

The provision (benefit) for income taxes includes the following:

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Current:
Federal	$166,981	$214,087
State	24,684	123
Total Current Provision	191,665	214,210
Deferred:
Federal	(88,423)	(78,504)
State	(8,205)	(20,539)
Total Deferred (Benefit)	(96,628)	(99,043)
	$95,037	$115,167

All of the Company’s federal net operating loss (NOL’S) carry forwards of approximately $40,000 have been utilized and $276,000 of the Company’s $277,000 state net operating loss (NOL’S) carry forwards have been utilized through June 30, 2007.

CVD EQUIPMENT CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 9: Subsequent Events

The Company sold equipment to a customer for a purchase price of 104,482 shares of its common stock. Between July 19, 2007 and July 31, 2007, the Company has the option to demand that the customer make a cash payment of $251,130 for the equipment, the amount that would have been required had the customer made cash payment for the equipment on July 19, 2006 in exchange for the return of said stock. The customer’s obligation to make such payment pursuant to the terms of the option is secured by a perfected lien upon the subject equipment and the Company’s right to execute upon the aforesaid common stock. In the event the customer does not make full payment, the Company has also reserved the right to maintain plenary proceedings against the customer for the purpose of recovering such sums as may be due as well as the right to obtain a deficiency judgment in the event that the collateral in the equipment and stock is insufficient to discharge said obligation.

The parties agreed to extend the option to demand cash payment to the period between December 1, 2007 and March 12, 2008.

PROSPECTUS

2,500,000 Shares of Common Stock

CVD EQUIPMENT CORPORATION
, 2007

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about CVD Equipment Corporation except the information or representations contained in this prospectus. You should not rely on any additional information or representations if made.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

•	except the common stock offered by this prospectus;
•	in any jurisdiction in which the offer or solicitation is not authorized;
•	in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;
•	to any person to whom it is unlawful to make the offer or solicitation; or
•	to any person who is not a United States resident or who is outside the jurisdiction of the United States.

The delivery of this prospectus or any accompanying sale does not imply that:

•	there have been no changes in the affairs of CVD Equipment Corporation after the date of this prospectus; or
•	the information contained in this prospectus is correct after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation provides that a director shall not be personally liable to the company or its shareholders for monetary damages relating to a breach of fiduciary duty as a director, unless a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law. Any repeal or modification of what is set forth hereinabove will not adversely affect any right or protection of a director of the company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. The effect of this provision is to eliminate the rights of the company and its shareholders (through shareholders' derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

These provisions will not alter the liability of directors under federal securities laws. Section 722 of the New York Business Corporation Law empowers a New York corporation to indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. In addition, Section 722 of the New York Business Corporation Law states that a New York corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type of kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The company maintains directors and officers and employment practices liability insurance. The current annual premium for such insurance is approximately $24,375, all of which is paid by us.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$467
NASD Fee	2,633
Transfer Agent’s and Registrar Fees	20,000
Printing and engraving expenses	25,000
Legal Fees and Expenses	200,000
Accounting Fees and Expenses	10,000
Miscellaneous	20,000
Total Expenses	$278,000

RECENT SALES OF UNREGISTERED SECURITIES

None.

EXHIBITS

Exhibit	Description
1.1	Form of Underwriting Agreement**
3.1	Articles of Incorporation of the Company*
3.2	By-laws of the Company*
5.1	Opinion of Ruskin Moscou Faltischek, P.C.**
10.1	1989 Key Employee Stock Option Plan**
10.2	Form of 2001 Stock Option Plan*
10.3	Purchase at public auction the inventory, tangible assets, intangible assets and intellectual property of Stainless Design Corporation incorporated herein by reference to our form 8-K filed on December 31, 1998.
10.4	Purchase Agreement relating to a 22,000 square foot facility from Kidco Realty incorporated hereby be reference to our Form 8-K filed on December 31, 1998.
10.5	Purchase Agreement relating to a 50,000 square foot facility from Arrow Electronics incorporated hereby be reference to our Form 8-K filed on November 12, 2001.
10.6	Purchase Agreement relating to substantially all of the assets of Research Inc.’s Surface Mount Technology business incorporated herein by reference to our Form 8-K filed on November 12, 2001.
10.7	Purchase Agreement relating to substantially all of the assets of Conceptronic Inc.’s Surface Mount Technology business incorporated herein by reference to our Form 8-K filed on July 1, 2002.
10.8	Revolving Credit Agreement between CVD Equipment Corporation and North Fork Bank dated June 1, 2007 incorporated herein by reference to our Form 8-K filed on June 6, 2007.
21.1	Subsidiaries incorporated herein by reference to our Form 10-KSB for the year ended December 31, 2006.
23.1	Consent of Moore Stephens, P.C.**
23.2	Consent of Ruskin Moscou Faltischek, P.C., included in Exhibit 5.1.**

*	Incorporated herein by reference to our Form S-1 filed on July 3, 2007
**	Incorporated herein by reference to Amendment No. 1 to our Form S-1 filed on August 7, 2007.

UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the “Securities Act”);
(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1) (i), (1) (ii) and (1) (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	Not applicable.
(5)	That for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424 (b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Amendment No. 2 to Form S-1 and authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned on August 14, 2007.

CVD EQUIPMENT CORPORATION

By:	/s/ Glen Charles Glen Charles Chief Financial Officer and Controller (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Leonard A. Rosenbaum Leonard A. Rosenbaum	Chairman of the Board, President, Chief Executive Officer and Director (Principal Officer)	August 14, 2007
/s/ Glen Charles Glen Charles	Chief Financial Officer and Controller (Principal Financial and Accounting Officer)	August 14, 2007
/s/ Martin J. Teitelbaum Martin J. Teitelbaum	Director	August 14, 2007
/s/ Alan H. Temple, Jr. Alan H. Temple, Jr.	Director	August 14, 2007
/s/ Conrad J. Gunther Conrad J. Gunther	Director	August 14, 2007
/s/ Bruce T. Swan Bruce T. Swan	Director	August 14, 2007